UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     July                     , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date July 30, 2010	By	/s/ Hendra Purnama
(Signature)
Hendra Purnama Acting VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2009 AND 2010
AND SIX MONTHS PERIOD ENDED
JUNE 30, 2009 AND 2010

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
JUNE 30, 2009 AND 2010 AND
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009	2010
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,45	8,276,168	8,271,849	912,504
Temporary investments	2c,2f,45	281,785	366,235	40,401
Trade receivables	2c,2g,6,37,45
Related parties — net of allowance for doubtful accounts of Rp.105,465 million in 2009 and Rp.226,046 million in 2010		779,849	921,294	101,632
Third parties — net of allowance for doubtful accounts of Rp.1,361,231 million in 2009 and Rp.1,087,103 million in 2010		2,959,173	3,805,276	419,777
Other receivables — net of allowance for doubtful accounts of Rp.9,299 million in 2009 and Rp.6,364 million in 2010	2c,2g,45	56,359	92,922	10,251
Inventories — net of allowance for obsolescence of Rp.70,547 million in 2009 and Rp.75,180 million in 2010	2h,7,37	449,673	506,653	55,891
Prepaid expenses	2c,2i,8,45	2,200,836	3,112,643	343,369
Claims for tax refund	2s,39	222,544	240,157	26,493
Prepaid taxes	2s,39	809,900	361,797	39,911
Other current assets	2c,9,45	24,217	50,406	5,560

Total Current Assets		16,060,504	17,729,232	1,955,789

NON-CURRENT ASSETS
Long-term investments — net	2f,10	165,587	208,594	23,011
Property, plant and equipment — net of accumulated depreciation of Rp.67,802,439 million in 2009 and Rp.77,796,312 million in 2010	2k,2l,4,11, 19,20,23	72,780,789	75,715,330	8,352,491
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.254,940 million in 2009 and Rp.190,508 million in 2010	2m,12,34,47	449,055	332,339	36,662
Prepaid pension benefit cost	2i,2r,42	256	730	81
Advances and other non-current assets	2c,2k,2o,13,
	29,45,49	2,135,888	3,010,780	332,132
Goodwill and other intangible assets — net of accumulated amortization of Rp.6,913,373 million in 2009 and	2d,2j,4,
Rp.8,300,212 million in 2010	14	2,530,166	1,918,589	211,648
Escrow accounts	2c,15,45	48,491	41,853	4,617
Deferred tax assets — net	2s,39,54	87,780	92,881	10,246

Total Non-current Assets		78,198,012	81,321,096	8,970,888

TOTAL ASSETS		94,258,516	99,050,328	10,926,677

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009	2010
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,2q,16,
	45,54
Related parties		2,046,431	2,319,698	255,896
Third parties		7,876,896	6,278,228	692,579
Other payables		17,868	17,007	1,876
Taxes payables	2s,39	1,203,203	923,033	101,824
Dividend payables	2v	9,057,086	8,371,268	923,471
Accrued expenses	2c,17,35,
	42,45	2,614,705	3,330,530	367,406
Unearned income	2q,18	2,175,184	2,502,200	276,029
Advances from customers and suppliers		877,494	297,188	32,784
Short-term bank loans	2c,19,45	53,339	39,118	4,315
Current maturities of long-term liabilities	2c,2q,2l,20,
	45,54	6,825,315	6,720,487	741,366

Total Current Liabilities		32,747,521	30,798,757	3,397,546

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,39,54	3,481,230	3,928,216	433,339
Accrued long service awards	2c,2r,43,45	114,215	206,777	22,810
Accrued post-retirement health care benefits	2c,2r,44,45	2,236,372	1,560,931	172,193
Accrued pension and other post-retirement benefits costs	2c,2r,42,45	943,660	559,120	61,679
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,2q,11, 20,54	398,168	459,385	50,677
Two-step loans — related party	2c,20,21,45	3,447,691	2,856,919	315,159
Notes	2c,20,22,45	27,000	149,133	16,452
Bank loans	2c,20,23,45	7,483,279	8,910,312	982,936
Deferred consideration for business combinations	20,24	773,043	—	—

Total Non-current Liabilities		18,904,658	18,630,793	2,055,245

MINORITY INTEREST	25	8,495,516	9,747,485	1,075,288

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009	2010
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	555,985
Additional paid-in capital	2u,27	1,073,333	1,073,333	118,404
Treasury stock — 490,574,500 shares in 2009 and 2010	2u,28	(4,264,073)	(4,264,073)	(470,389)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	360,000	478,000	52,730
Difference due to change of equity in associated companies	2f	385,595	385,595	42,537
Unrealized holding gain from available-for-sale securities	2f	6,171	42,235	4,659
Translation adjustment	2f	244,017	229,047	25,267
Difference due to acquisition of minority interest in subsidiary	1d,2d	(437,290)	(439,444)	(48,477)
Retained earnings
Appropriated		15,336,746	15,336,746	1,691,864
Unappropriated		16,366,322	21,991,854	2,426,018

Total Stockholders’ Equity		34,110,821	39,873,293	4,398,598

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		94,258,516	99,050,328	10,926,677

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2009	2010
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30,54
Fixed lines		7,444,556	6,684,932	737,444
Cellular		13,960,216	14,399,196	1,588,439
Interconnection	2c,2q,31,45,54	1,437,189	1,522,962	168,005
Data, internet and information technology services	2q,32,54	8,664,157	10,222,319	1,127,669
Network	2c,2q,33,45,54	590,050	554,990	61,223
Other telecommunications services	2m, 2q,12,
	34,47	515,808	858,697	94,727

Total Operating Revenues		32,611,976	34,243,096	3,777,507

OPERATING EXPENSES
Depreciation and amortization	2k,2l,2m,2q,11,
	12,13,14,54	6,685,475	7,422,580	818,817
Personnel	2c,2q,2r,17,35,
	42,43,44,45,54	3,679,919	3,467,140	382,475
Operations, maintenance and telecommunication services	2c,2q,36,45,54	7,015,540	8,409,733	927,715
General and administrative	2g,2h,2q,6,
	7,14,37,54	1,237,871	1,118,510	123,388
Interconnection	2c,2q,38,45,54	1,464,168	1,499,321	165,397
Marketing	2q	951,906	966,291	106,596

Total Operating Expenses		21,034,879	22,883,575	2,524,388

OPERATING INCOME		11,577,097	11,359,521	1,253,119

OTHER (EXPENSES) INCOME
Interest income	2c,45	231,265	174,473	19,247
Equity in net loss of associated companies	2f,10	(2,969)	(4,974)	(549)
Interest expense	2c,45	(938,093)	(957,984)	(105,679)
Gain on foreign exchange — net	2p	550,454	111,245	12,272
Others — net		120,197	198,093	21,853

Other expenses — net		(39,146)	(479,147)	(52,856)

INCOME BEFORE TAX		11,537,951	10,880,374	1,200,263

TAX EXPENSE	2s,39
Current		(2,802,894)	(2,228,384)	(245,823)
Deferred		(488,577)	(588,969)	(64,972)

		(3,291,471)	(2,817,353)	(310,795)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		8,246,480	8,063,021	889,468

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(2,202,667)	(2,059,746)	(227,220)

NET INCOME		6,043,813	6,003,275	662,248

BASIC EARNINGS PER SHARE	2w,40
Net income per share		306.04	305.21	0.03
Net income per ADS (40 Series B shares per ADS)		12,241.60	12,208.40	1.20
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to change	gain (loss)		acquisition
			Additional		entities under	of equity	on available-		of minority
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	interest	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	in subsidiary	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2009		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	—	10,557,985	20,941,978	34,314,071
Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	25,237	—	—	—	—	25,237
Foreign currency translation of subsidiaries and associated companies	1d,2b,2f,10	—	—	—	—	—	—	5,698	—	—	—	5,698
49% acquisition of Infomedia	1d,2d	—	—	—	—	—	—	—	(437,290)	—	—	(437,290)
Declaration of cash dividend	2v,41	—	—	—	—	—	—	—	—	—	(5,840,708)	(5,840,708)
Appropriation for general reserve	41	—	—	—	—	—	—	—	—	4,778,761	(4,778,761)	—
Net income for the period		—	—	—	—	—	—	—	—	—	6,043,813	6,043,813

Balance, June 30, 2009		5,040,000	1,073,333	(4,264,073)	360,000	385,595	6,171	244,017	(437,290)	15,336,746	16,366,322	34,110,821

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to change	gain		acquisition
			Additional		entities under	of equity	on available-		of minority
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	interest	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	in subsidiary	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2010		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	21,130,459	38,989,747
Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	24,099	—	—	—		24,099
Foreign currency translation of subsidiaries and associated companies	1d,2b,2f,10	—	—	—	—	—	—	(1,948)	—	—		(1,948)
Declaration of cash dividend	2v,41	—	—	—	—	—	—	—	—	—	(5,141,880)	(5,141,880)
Net income for the period		—	—	—	—	—	—	—	—	—	6,003,275	6,003,275

Balance, June 30, 2010		5,040,000	1,073,333	(4,264,073)	478,000	385,595	42,235	229,047	(439,444)	15,336,746	21,991,854	39,873,293

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	6,517,632	6,038,452	666,128
Cellular	14,069,660	14,079,961	1,553,222
Interconnection — net	1,853,182	1,727,005	190,514
Data, internet and information technology services	8,636,636	9,664,273	1,066,108
Other services	1,052,379	1,379,898	152,223

Total cash receipts from operating revenues	32,129,489	32,889,589	3,628,195
Cash payments for operating expenses	(15,940,136)	(16,766,152)	(1,849,548)
Cash paid (refund) from (to) customers	(9,596)	186,601	20,585

Cash generated from operations	16,179,757	16,310,038	1,799,232

Interest received	247,978	174,763	19,279
Interest paid	(1,024,354)	(906,632)	(100,015)
Income tax paid	(1,969,673)	(2,433,753)	(268,478)

Net cash provided by operating activities	13,433,708	13,144,416	1,450,018

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	31,967	26,307	2,902
Purchases of temporary investments and placements in time deposits	(21,472)	(8,662)	(955)
Proceeds from sale of property, plant and equipment	2,460	7,723	852
Acquisition of property, plant and equipment	(10,178,066)	(7,797,729)	(860,202)
Increase in advances for purchases of property, plant and equipment	(958,468)	(280,795)	(30,976)
(Increase) decrease in advances, other assets and escrow accounts	134,105	(38,540)	(4,251)
Business combinations, net of cash paid	—	(113,503)	(12,521)
Acquisition of intangible assets	(5,135)	(102,367)	(11,293)
Cash dividends received	822	2,332	257
Acquisition of long-term investments	—	(63,794)	(7,037)

Net cash used in investing activities	(10,993,787)	(8,369,028)	(923,224)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to minority stockholders of subsidiaries	(16,269)	(405,175)	(44,697)
Proceeds from short-term borrowings	37,072	36,037	3,975
Repayments of short-term borrowings	(28,772)	(40,764)	(4,497)
Proceeds from medium-term Notes	—	35,000	3,861
Repayment from medium-term Notes	—	(3,000)	(331)
Proceeds from long-term borrowings	2,530,000	562,758	62,080
Repayment of long-term borrowings	(3,476,924)	(3,928,758)	(433,398)
Repayment of promissory notes	(123,927)	—	—
Repayment of obligations under finance leases	(146,568)	(123,905)	(13,668)

Net cash used in financing activities	(1,225,388)	(3,867,807)	(426,675)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
	Rp.	Rp.	US$ (Note 3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,214,533	907,581	100,119
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	171,690	(441,192)	(48,670)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,889,945	7,805,460	861,055

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,276,168	8,271,849	912,504

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Acquisition of property, plant and equipment through incurrence of payables	7,939,183	5,847,388	645,051
Acquisition of property, plant and equipment through finance leases	2,296	13,170	1,453
Acquisition of minority interest in subsidiary through the incurrence of liability	598,000	—	—
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL
a.	Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and BAPEPAM-LK Regulation No. IX.E.2 of Material Transaction and Changes of the Core Business Activities, and to add the Company’s purposes and objectives, based on notarial deed No. 37 dated July 24, 2010 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU-35876.AH.01.02/2010 dated July 19, 2010.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Providing payment transactions and money transferring services through telecommunications and information networks.

iv.	Performing activities and other undertakings in connection with optimization of the Company’s resources, among others the utilization of the Company’s property, plant and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
a.	Establishment and general information (continued)

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that a cooperation which provides basic telecommunications services can be in the form of a joint venture, joint operation or contractual arrangement and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

The domestic telecommunications services of the Company includes the provision of telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:
(1)	accelerate the construction of telecommunication facilities,

(2)	make the Company a world-class operator, and

(3)	increase the technology as well as knowledge and skills of its employees.
Historically, the Company had the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that telecommunication activities cover:
(1)	Telecommunications networks,

(2)	Telecommunications services, and

(3)	Special telecommunications.
National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and was expected to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provided that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
a.	Establishment and general information (continued)

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.
b.	Company’s Board of Commissioners, Directors and employees
1.	Board of Commissioners and Directors

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders of the Company dated July 15, 2008 as covered by notarial deed No. 27 of Dr. A. Partomuan Pohan, S.H., LLM.,; (ii) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated September 19, 2008 as covered by notarial deed No. 16 of the same notary; and (iii) AGM of Stockholders of the Company dated June 12, 2009 as covered by notarial deed No. 22 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of June 30, 2009 and 2010, respectively, were as follows:

	2009	2010
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	* (see Note below)	* (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs (“HCGA”)	Faisal Syam	Faisal Syam

*	COO is held by Director of Network and Solution in 2009 and 2010

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
b.	Company’s Board of Commissioners, Directors and employees (continued)
1.	Board of Commissioners and Directors (continued)

Based on the EGM of Stockholders of the Company dated June 11, 2010, the Company’s stockholders agreed to extend the terms of service of Tanri Abeng, Arif Arryman and Petrus Sartono up to the next AGM of Stockholders of the Company.
2.	Employees

As of June 30, 2009 and 2010, the Company and its subsidiaries had 29,181 and 27,249 employees, respectively.
c.	Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies was amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which became effective at the same date. The Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, it was split into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
c.	Public offering of shares of the Company (continued)

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007 and the AGM of Stockholders of the Company on June 20, 2008, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 28).

As of June 30, 2010, all of the Company’s Series B shares were listed on the IDX and 48,003,187 ADS shares were listed on the NYSE and LSE (Note 26).

d.	Subsidiaries

As of June 30, 2009 and 2010, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):
(i)	Direct subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	The Company	operation	2009	2010	2009	2010
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecomunication — provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	54,849,221	60,777,598

PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/May 9, 2003	1998	100	100	2,080,869	1,807,448

PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	708,324	1,486,697

PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/August 15, 2002	1995	100	100	1,102,479	1,179,085

PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100 (including through 49% ownership by Metra)	100 (including through 49% ownership by Metra)	557,247	616,916

PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	400,926	381,276

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(i)	Direct subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2009	2010	2009	2010
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/May 7, 1997	1997	100 (including through 1.25% ownership by Metra)	100 (including through 1.25% ownership by Metra)	175,058	207,083

PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	173,764	190,868

PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication — provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910
(ii)	Indirect subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2009	2010	2009	2010
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service — sytem implementation and integration service, outsourcing and software license maintenance/May 1, 1987	1988	80 (through 80% ownership by Metra)	80 (through 80% ownership by Metra)	392,806	506,750

Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/December 6, 2007	2008	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	173,429	190,032

PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	65 (through 65% ownership by Infomedia)	65 (through 65% ownership by Infomedia)	81,472	85,674

PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	36,696	67,923

PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Heatlh insurance administration service/February 25, 2010	2010	—	75 (through 75% ownership by Metra)	—	52,974

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2009	2010	2009	2010
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	9,402	8,159

PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	99 (through 99% ownership by Metra)	99 (through 99% ownership by Metra)	10,587	13,516

Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	883	406

Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel ’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	25	77
(a)	Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000”) or 3rd Generation technology (“3G”) license in 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 49c.i). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by the MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

This license stipulates the rights and obligations of Telkomsel, including any relevant sanctions. The license has a perpetual term, which is subject to evaluation on an annual basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(a)	Telkomsel (continued)

Based on Decision Letter No. 213/DIRJEN/2008 dated August 4, 2008, the Ministry of Communication and Information Technology through the DGPT granted Telkomsel a principle license to provide Internet Telephony Services (Voice over Internet Protocol or “VoIP”) which provision is subject to an operation acceptance test within one year. Based on Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, Telkomsel obtained the operating license for providing VoIP services in certain areas. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.

Based on Decision Letter No. 268/KEP/M.KOMINFO/9/2009 of the Minister of Communication and Information Technology dated September 1, 2009, the Government granted Telkomsel an additional IMT-2000 license in the 2.1 GHz frequency bandwidth for a 10-year period from the date of the decision letter (Notes 14iii and 49c.i).

(b)	Metra

Based on the Circular Meeting of Stockholders of Metra on March 23, 2009, as covered by notarial deed No. 64 of Sutjipto, S.H., M.Kn., dated April 16, 2009, Metra’s stockholders agreed to increase its authorized capital from Rp.418,850 million to Rp.485,679 million with a par value of Rp.10,000 per share. The authorized capital of Rp.34,829 million was paid by conversion of the Company’s receivables to Metra. In addition, Metra’s stockholders also agreed to the establishment of a subsidiary which specializes in multimedia portal services and content.

Based on the Circular Meeting of Stockholders of Metra on June 24, 2009 as covered by notarial deed No. 8 of Wahyu Nurani, S.H., dated July 24, 2009, Metra’s stockholders agreed to the following: (1) to increase its authorized capital from Rp.1,000,000 million to Rp.2,000,000 million consisting of 200,000,000 shares, and (2) to increase its issued and fully paid capital from Rp.485,679 million to Rp.1,084,179 million with nominal value of Rp.10,000 per share that will be issued and fully paid by the Company.

On June 30, 2009, based on notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, Metra entered into a Sales Purchase Agreement (“Akta Jual Beli” or “SPA”) of Shares to purchase 205,800,000 of Infomedia’s shares or the equivalent of 49% of Infomedia’s total ownership, with a transaction value of Rp.598,000 million from Elnusa. On July 1, 2009, Metra settled the transaction value to purchase 49% of Infomedia’s shares from Elnusa, which amounted to Rp.598,000 million (Note 1d.e).

On the transaction date, the Company was the majority shareholder of Infomedia, therefore the transaction represents acquisition of the minority interest in the subsidiary. The difference between acquisition cost and the minority historical cost is recorded as “Difference due to acquisition of minority interest in subsidiary” in the equity account.

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders to purchase 75% of Ad Medika’s outstanding shares. Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction amounting to Rp.128,250 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(b)	Metra (continued)

On February 2, 2010, based on notarial deed No. 1 of Myra Yuwono, S.H., dated February 2, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,084,179 million to Rp.1,101,179 million by issuing 1,700,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Metra-Net.

On March 4, 2010, based on notarial deed No. 5 of Myra Yuwono, S.H., dated March 4, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,101,179 million to Rp.1,223,179 million by issuing 13,200,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for Ad Medika’s acquisition purpose.

On June 22, 2010, based on notarial deed No. 20 of Myra Yuwono, S.H., dated June 22, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,223,179 million to Rp.1,284,179 million by issuing 5,100,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for purpose forming a joint venture with SK Telecom (Note 51a).

(c)	TII

On December 31, 2008, pursuant to the Third Amendment to Cooperation Agreement between the Company and TII No. K.Tel.665/HK.820/UTA-00/2008 regarding Management and Development of International Business, the Company has agreed to amend the transfer of international telecommunications business from the Company to become management and development of international business in the form of a service operator partnership scheme.

On June 1, 2009, pursuant to the Third Amendment and The Transfer of Procurement and Installation Agreement of Batam Singapore Cable System (“BSCS”) Project, the Company has transferred all its rights and obligations in the BSCS Project to TII.

On October 22, 2009, pursuant to Notice of Assignment Acceptance to Management Committee of Asia-America Gateway (“AAG”) and consortium member of AAG, the Company has transferred all its rights and obligations in the AAG consortium to TII.

Based on the Circular Meeting of Stockholders of TII on December 22, 2009, TII’s stockholder agreed to the recognition of debt arising from the transfer of international infrastructure development projects (on going projects) from the Company to TII which consisted of the BSCS project and AAG project worth Rp.463,105 million.

Based on the Circular Meeting of Stockholders of TII on December 22, 2009 as covered by notarial deed No. 12 of Siti Safarijah dated January 21, 2010 which was reaffirmed by the Recognition of Payables and Debt to Equity Swap Agreement between the Company and TII on December 23, 2009, TII’s stockholders agreed as follows: (1) the increase of its issued and fully paid capital amounted to Rp.593,191 million by issuing 5,203,427 new shares, (2) the issuance of new shares to be issued and fully paid by the Company through a debt to equity swap amounting to Rp.463,105 million and cash amounting to Rp.130,086 million, and (3) the increase of its authorized capital from Rp.308,306 million which consists of 2,704,440 shares with par value of Rp.114,000 to Rp.2,052,000 million which consists of 18,000,000 shares with par value of Rp.114,000.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(c)	TII (continued)

On December 28, 2009, the Company paid for the increase in share capital to TII of Rp.130,086 million .

On December 23, 2009, the Company agreed the abolition of the Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”). In addition, the proportion of revenue sharing which was originally part of TII is 70% of DKSOR, become proportional amounting to amortization expense of TII’s asset operated by Telkom Divre III, based on the Fourth Amendment of KSO Agreement between Telkom Divre III and TII No. K.Tel.222/HK.810/UTA-00/1995 dated October 20, 1995. This amendment applies starting from January 1, 2009, until the date of termination of the KSO Agreement on December 31, 2010.

On January 11, 2010, TII’s stockholder agreed TII’s participation in South East Asia-Japan Cable System (SJC) Sea Cable Consortium and Extended Capacity to United States of America with total investment of US$45.2 million.

(d)	Pramindo

On July 7, 2009, based on the MoJHR’s Decision Letter No. AHU-32154.AH.01.02/2009 to Pramindo concerning the amendment of Articles of Association regarding the changes of Pramindo’s place of incorporation which originally located in Medan to Jakarta.

(e)	Infomedia

Based on the Circular Meeting of Stockholders of Infomedia on June 5, 2009 as covered by notarial deed No. 10 of Sjaaf De Carya Siregar, S.H. dated June 5, 2009, Infomedia’s stockholders agreed as follows: (1) the capitalization of retained earning balance in the form of stock dividend; (2) increase its authorized capital from Rp.100,000 million to Rp.500,000 million consisting of 1,000,000,000 shares and (3) the increase of its issued and fully paid capital from Rp.40,000 million to Rp.210,000 million consisting of 420,000,000 shares.

Based on a SPA of shares between Elnusa and Metra on June 30, 2009 as covered by notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, all parties have agreed to transfer Elnusa’s ownership of 205,800,000 shares in Infomedia to Metra (Note 1d.b).
e.	Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on July 29, 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”).
a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.
b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.
c.	Transactions with related parties

The Company and its subsidiaries have transact with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 7, “Related Party Disclosures”.
d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years, a period of longer than five years can be justified provided it does not exceed twenty years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries (continued)

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control” (“PSAK 38R”). Under PSAK 38R, the acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carryover basis). Any difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to the consolidated statement of income when the common control relationship has ceased.

The difference between the consideration paid and the carrying amount of the minority interest debited is recognized directly in equity and reported as “Difference due to acquisition of minority interest in subsidiary” (Note 1d.b).

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.	Investments
i.	Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary and is charged to the consolidated statements of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
iii.	Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for the long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts which reviewed individually for collectability. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances are reviewed individually for collectability. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.	Inventories

Since January 1, 2009, the Company and its subsidiaries have adopted PSAK 14 (Revised 2008), “Inventories”, which became effective for financial statement periods beginning on or after January 1, 2009 and is applied prospectively.

Inventories consist of components and modules, which are subsequently expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of cost and net realizable value.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories is recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories expense in the period in which the reversal occurs.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisition, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries estimate the recoverable value of their intangible asset. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Intangible assets (continued)

In 2006, Telkomsel was granted the right to operate the 3G license (Note 14.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fees for the next ten years (Note 49c.i). The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as an expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

k.	Property, plant and equipment — direct acquisitions

The cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
Pursuant to PSAK 16R, starting January 1, 2008, the Company has changed the estimated useful lives of fiber optic (included in cable network assets) from 15 years to 25 years. The Company charged the impact of the changes in the estimated useful lives to 2008 consolidated income statements as it is not considered material.

The Company and its subsidiaries periodically evaluate its property, plant and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

Certain computer hardware cannot be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.	Property, plant and equipment under finance leases

Since January 1, 2008, the Company and its subsidiaries have adopted PSAK 30 (Revised 2007), “Lease” (“PSAK 30R”), which became effective for financial statement periods beginning on or after January 1, 2008.

Based on PSAK 30R, a lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Statement of Financial Accounting Standards Interpretation (Interpretasi Pernyataan Standar Akuntansi Keuangan or “ISAK”) 8, “Determining Whether an Arrangement Contains a Lease and Further Discussion on Transitional Provisions of PSAK 30 (Revised 2007)”, requires the Company and its subsidiaries to apply PSAK 30R retrospectively to all lease transactions since the commencing dates of the related agreement or prospectively as if the standard applied since the beginning of reporting periods. The Company has decided to select the prospective application. The cumulative effect was charged to the 2008 consolidated income statements as the impact of the standard to the prior year was insignificant.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
l.	Property, plant and equipment under finance leases (continued)

Finance leases are recognized as assets and liabilities in the balance sheets as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

m.	Revenue-Sharing Arrangements (“RSA”)

Previously, the Company records assets under RSA as “Property, plant and equipment under RSA” and credited the “Unearned income on RSA” which was presented in the liabilities section amounted to the cost spent by the investor as agreed in the agreements between the Company and investor. With the abolition of PSAK 35 (Note 2q.viii), RSA transaction is recorded in accordance with PSAK 30 (Revised 2007). “RSA liabilities under capital lease” is recognized as the substitute of “Unearned income on RSA” amounted to the estimated present value of the payment to investors.

Property, plant and equipment under RSA are depreciated using the straight-line method based on the estimated useful life of each asset. At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

All revenues received from RSA is recognized as part of revenues from operating, while part of revenues provided to the investors is recorded as interest expense and presented as deduction of RSA liabilities.

n.	Joint Operation Schemes (“Kerja Sama Operasi” or “KSO”)

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	KSO (continued)

MTR are recognized on a monthly basis based on the contracted MTR amount for the current year.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the accounting records of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2009		2010
	Buy	Sell	Buy	Sell

United States Dollars (“US$”) 1	10,200	10,215	9,060	9,070
Euro1	14,375	14,399	11,064	11,079
Yen1	106.86	107.03	102.14	102.29
The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•	Unutilized promotional credits are netted against unearned income.
Revenues under Universal Service Obligation (“USO“) arrangement are recognized when telecommunication access is ready and the services are rendered.

iii.	Interconnection revenues

With abolition of the rules of interconnection revenue recognition in PSAK 35 (notes 2q.viii) then revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with contractual agreements. Interconnection revenues consist of revenues derives from other operator’s subscriber call to the Company operator’s customer (incoming) and calls between subscriber of other operators through the Company’s network (transit).

iv.	Data, internet and information technology services revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fees as specified in the agreements.

vi.	Other telecommunications services revenues

Revenues from other telecommunications services consist of sales of other telecommunication services or goods. Revenues are recognized upon completion of services or delivery of goods to customers.

vii.	Expenses

Expenses are recognized on an accruals basis.

viii.	Implementation of Statement of Financial Accounting Standard Abolition (“Pernyataan Pencabutan Standar Akuntansi Keuangan” or “PPSAK”) 1

In June 2009, the DSAK issued PPSAK 1, “Abolition of PSAK 32: Accounting for Forestry Industry, PSAK 35: Accounting for Telecommunications Services, and PSAK 37: Accounting for Toll Road Industry” that effective on January 1, 2010 and prospectively applied. To improve the comparability of financial statement, the Company made accounts reclassification of the financial statement of the periods ended before the reporting period (Note 54). PPSAK 1 abolished the rules stated in PSAK 35 “Accounting for Telecommunication Services” which have the impact on several important things in financial statements, i.e. interconnection revenues is presented in a gross basis and Revenue-Sharing Arrangements (“RSA”) transaction is recorded refering to PSAK 30R “Leases” (Note 2l).
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
ii.	Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.	Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.	Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
s.	Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

Deferred tax assets and liabilities are offset in the consolidated balance sheets, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

t.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55 (revised 2006) “Financial Instrument: Recognition and Measurement” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including formal documentation at the inception of the hedge. With the issue of PPSAK 5 “Abolition of ISAK 06 interpretation of paragraph 12 and 16, PSAK 55 (1999) “Foreign Currency Embedded Derivative” then embedded derivative instrument is measured and recognized based on PSAK 55 (revised 2006). The Company and its subsidiaries are currently assessing the impact of the abolition of ISAK 6 on the consolidated financial statements.

Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statements of income. If a derivative instrument is designated and qualifies for hedge accounting the assets or liabilities shall be adjusted. The changes in fair values of derivative instruments are recognized in the consolidated statements of income or consolidated statement of changes in stockholder’s equity depending on the type and effectiveness of hedge transaction.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
u.	Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

v.	Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized them as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.	Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates. In determining some estimates, management utilizes the work of 3rd party specialists as required. In using specialists to assist with models and calculations, management reviews the underlying assumptions and assesses the corresponding calculations for reasonableness in the context of the circumstances of the Company.

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS
The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,065 to US$1 as published by Reuters on June 30, 2010. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	ACQUISITIONS OF SIGMA AND AD MEDIKA
a.	Acquisitions of Sigma

On February 21, 2008, Metra and Sigma’s stockholders, PT Sigma Citra Harmoni (“SCH”) and Trozenin Management Plc signed an Amendment to the Sales and Purchase of Shares Agreement which authorized Metra to acquire 80% of the outstanding common stock of Sigma for US$35.2 million or equivalent to Rp.331,052 million, which became effective on February 22, 2008 (the “closing date”) (Note 1d.b).

Sigma is an Information Technology (“IT”) Services company that provides software for banking, multi finance and manufacturing companies. Through the acquisition, the Company started to broaden its services to adjacent industries especially IT services by combining Sigma’s expertise and the Company’s corporate customer base. Goodwill in respect of the acquisition comprises principally the fair value of the skills and expertise of the acquired company’s workforce.

Metra and SCH have agreed to support Sigma in achieving an IPO in 24 months from closing date. Pursuant to the agreement, SCH, which holds the remaining 20% ownership in Sigma, has a put option requiring Metra to purchase the minority. The option price is the higher of the transacted price per share indexed to interest rates and fair value based on an independent appraisal. Based on SCH’s letter to Metra No. 036/METRA/SCH/IV/10 dated April 30, 2010 regarding notification in accordance with the executed option agreement dated February 22, 2008, SCH will execute the put option starting 90 days after receiving the letter which is on August 2, 2010. As of the issuance date of the consolidated financial statements, Metra and SCH are still assessing the option value.

The acquisition of Sigma has been accounted for using the purchase method of accounting, where the purchase price was allocated to fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:

Current assets	150,461
Property, plant and equipments	86,886
Other non-current assets	29,686
Intangible assets	189,405
Current liabilities	(75,347)
Long-term liabilities	(37,570)
Deferred tax liabilities	(54,636)
Minority interests	(57,777)

Fair value of net assets acquired	231,108
Goodwill	99,944

Total purchase consideration	331,052
Less:
Cash and cash equivalents in subsidiary acquired	(43,649)

Cash outflow from acquisition	287,403

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	ACQUISITIONS OF SIGMA AND AD MEDIKA (continued)
a.	Acquisitions of Sigma (continued)

Metra acquired control of Sigma on February 22, 2008 and the valuation was performed by an independent appraisal using the balance as of February 28, 2008, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Sigma since March 1, 2008. The intangible assets represent long-term customer contracts and relationships, software and trademark (Note 14).

b.	Acquisition of Ad Medika

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders to purchase 75% of Ad Medika’s outstanding shares. Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction amounting to Rp.128,250 million.

Ad Medika is an electronic health care network company. Ad Medika is the largest health service administration management in Indonesia. Through the acquisition, the Company started to actualize Insure Net as a National e-Heath initial program.

The acquisition of Ad Medika has been accounted for using the purchase method of accounting, where the purchase price was allocated to fair value of the acquired assets and assumed liabilities. The temporary allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:

Current assets	26,403
Property, plant and equipments	17,110
Intangible assets	28,693
Other non-current assets	3,268
Current liabilities	(22,057)
Long-term liabilities	(8,143)
Deferred tax liabilities	(7,173)
Minority interests	(4,145)

Fair value of net assets acquired	33,956
Goodwill	96,121

Total purchase consideration	130,077
Less:
Cash and cash equivalents in subsidiary acquired	(13,574)
Payable to Ad Medika’s selling stockholders	(3,000)

Cash outflow from acquisition	113,503

Metra acquired control of Ad Medika on February 25, 2010 and the valuation was performed by an independent appraisal using the balance as of February 28, 2010, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Ad Medika since March 1, 2010. The intangible assets represent long-term customer contracts and relationships, software and trademark (Note 14).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS

	2009	2010
Cash on hand	95,492	27,718

Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	861,884	342,387
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	213,100	151,479
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	8,577	26,542
PT Bank Syariah Mandiri (“BSM”)	8	1,017
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	16	732
PT Bank Pos Nusantara	95	—

	1,083,680	522,157

Foreign currencies
BRI	21,307	142,662
Bank Mandiri	296,367	84,019
BNI	61,947	37,953
BSM	37	24

	379,658	264,658

Sub-total	1,463,338	786,815

Third parties
Rupiah
Deutsche Bank AG (“DB”)	16,039	136,033
ABN AMRO Bank (“AAB“)	116,013	102,750
PT Bank Central Asia Tbk (“BCA”)	8,576	63,667
PT Bank Internasional Indonesia Tbk (“BII”)	21	13,433
PT Bank Permata Tbk (“Bank Permata”)	155	10,185
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	8,495	5,871
PT Bank Bukopin Tbk (“Bank Bukopin”)	2,530	2,446
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	2,880	2,253
PT Bank Pembangunan Daerah Sumatera Utara	1,366	4
Others (each below Rp.1 billion)	2,048	3,238

	158,123	339,880

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS (continued)

	2009	2010
Cash in banks (continued)
Third parties (continued)
Foreign currencies
The Hongkong and Shanghai Banking Corporation Ltd.	42,095	33,614
Bank Ekonomi	2,763	11,883
Deutsche Bank AG (“DB”)	10,500	8,914
Citibank, N.A. (“Citibank”)	9,609	8,534
Bank Bukopin	2	1,420
Bank CIMB Niaga	3,171	—
Others (each below Rp.1 billion)	1,074	1,146

	69,214	65,511

Sub-total	227,337	405,391

Total cash in banks	1,690,675	1,192,206

Time deposits
Related parties
Rupiah
BRI	1,068,785	1,431,253
BNI	1,459,871	1,239,421
Bank Mandiri	350,625	736,765
BTN	220,900	90,000

	3,100,181	3,497,439

Foreign currencies
BRI	202,983	797,753
BNI	1,132,570	140,553
Bank Mandiri	2,041	—

	1,337,594	938,306

Sub-total	4,437,775	4,435,745

Third parties
Rupiah
BCA	465,450	1,079,978
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	300,560	345,560
BII	—	300,000
Bank Bukopin	89,255	204,145
PT Bank Mega Tbk (“Bank Mega”)	50,000	98,000
Bank CIMB Niaga	45,650	80,117
PT Bank Tabungan Pensiunan Nasional Tbk	—	53,000
PT Pan Indonesia Bank Tbk	20,000	30,000
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	29,315	20,000
Deutsche Bank AG (“DB”)	9,900	10,600
PT Bank Yudha Bhakti	—	5,000
PT Bank Capital Indonesia Tbk	—	1,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS (continued)

	2009	2010
Time deposits (continued)
Third parties (continued)
Rupiah (continued)
Citibank	209,272	—
PT Bank Muamalat Indonesia (“Bank Muamalat”)	78,000	—
PT Bank Mutiara Tbk	40,000	—
PT Bank Permata Tbk	25,000	—
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	1,000	—
Others (each below Rp.1 billion)	—	150

	1,363,402	2,227,550

Foreign currencies
BCA	658,224	382,740
Bank Ekonomi	—	4,983
Bank Bukopin	—	907
Bank Muamalat	30,600	—

	688,824	388,630

Sub-total	2,052,226	2,616,180

Total time deposits	6,490,001	7,051,925

Grand Total	8,276,168	8,271,849

Interest rates per annum on time deposits are as follows:

	2009	2010
Rupiah	5.25% - 13.50%	4.00% - 9.75%
Foreign currencies	0.25% - 4.75%	0.05% - 4.00%
The related parties which the Company and its subsidiaries place their funds are state-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the state.

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES
Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:
a.	By debtor
(i)	Related parties

	2009	2010
Government Agencies	702,035	1,032,930
CSM	64,776	48,868
Indosat	28,749	25,807
PT Patra Telekomunikasi Indonesia (“Patrakom”)	18,703	18,564
Koperasi Pegawai Telkom (“Kopegtel”)	3,031	3,968
PT Graha Informatika Nusantara (“Gratika”)	3,350	3,708
PSN	9,194	2,987
PT Aplikanusa Lintasarta (“Lintasarta”)	12,208	2,274
Others (each below Rp.1 billion)	43,268	8,234

Total	885,314	1,147,340
Allowance for doubtful accounts	(105,465)	(226,046)

Net	779,849	921,294

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.
(ii)	Third parties

	2009	2010
Residential and business subscribers	3,941,781	4,423,736
Overseas international carriers	378,623	468,643

Total	4,320,404	4,892,379
Allowance for doubtful accounts	(1,361,231)	(1,087,103)

Net	2,959,173	3,805,276

b.	By age
(i)	Related parties

	2009	2010
Up to 6 months	754,254	833,521
7 to 12 months	55,528	85,640
More than 12 months	75,532	228,179

Total	885,314	1,147,340
Allowance for doubtful accounts	(105,465)	(226,046)

Net	779,849	921,294

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)
b.	By age (continued)
(ii)	Third parties

	2009	2010
Up to 3 months	2,032,983	3,389,977
More than 3 months	2,287,421	1,502,402

Total	4,320,404	4,892,379
Allowance for doubtful accounts	(1,361,231)	(1,087,103)

Net	2,959,173	3,805,276

c.	By currency
(i)	Related parties

	2009	2010
Rupiah	858,978	1,124,780
U.S. Dollars	26,336	21,716
Euro	—	844

Total	885,314	1,147,340
Allowance for doubtful accounts	(105,465)	(226,046)

Net	779,849	921,294

(ii)	Third parties

	2009	2010
Rupiah	3,711,832	4,099,654
U.S. Dollars	608,568	792,725
Singapore Dollars	4	—

Total	4,320,404	4,892,379
Allowance for doubtful accounts	(1,361,231)	(1,087,103)

Net	2,959,173	3,805,276

d.	Movements in the allowance for doubtful accounts

	2009	2010
Beginning balance	1,203,905	1,273,550
Additions (Note 37)	303,165	264,521
Bad debts write-off	(40,374)	(224,922)

Ending balance	1,466,696	1,313,149

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)
d.	Movements in the allowance for doubtful accounts (continued)

Management believes that the allowance for doubtful accounts is adequate to cover losses on non-collection of the accounts receivable.

Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

Refer to Note 45 for details of related party transactions.

7.	INVENTORIES

	2009	2010
Modules	201,505	271,440
Components	179,072	175,604
SIM cards, RUIM cards and prepaid voucher blanks	139,643	134,789

Total	520,220	581,833

Allowance for obsolescence
Modules	(64,184)	(68,264)
Components	(6,363)	(6,853)
SIM cards, RUIM cards and prepaid voucher blanks	—	(63)

Total	(70,547)	(75,180)

Net	449,673	506,653

Movements in the allowance for obsolescence are as follows:

	2009	2010
Beginning balance	64,849	72,174
Additions (Note 37)	5,698	7,100
Inventories write-off	—	(4,094)

Ending balance	70,547	75,180

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	INVENTORIES (continued)
As of June 30, 2009 and 2010, certain inventories held by the Company have been insured against fire, theft and other specific risks with the total sum insured as of June 30, 2009 and 2010 is amounting to Rp.4,878 million and Rp.128,367 million, respectively (Note 45d.vii).

Certain inventories held by a certain subsidiary have been insured against all industrial risk and loss risk during delivery with the total sum insured as of June 30, 2009 and 2010 amounting to Rp.6,215 million and Rp.10,000 million, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

8.	PREPAID EXPENSES

	2009	2010
Frequency license (Note 49c.iii)	1,348,013	2,270,226
Rental	360,630	431,552
Salaries	378,039	337,613
Insurance	82,523	5,492
Telephone directory issuance costs	10,376	2,800
Others	21,255	64,960

Total	2,200,836	3,112,643

Refer to Note 45 for details of related party transactions.

9.	OTHER CURRENT ASSETS
Other current assets as of June 30, 2009 and 2010 consists of restricted time deposits as follows:

		2009		2010
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
BNI
The Company	Rp.	—	13,015	—	31,324
	US$	0.052	529	0.272	2,460
Dayamitra	Rp.	—	—	—	8,797
TII	US$	—	—	0.605	5,478
Bank Mandiri
The Company	Rp.	—	449	—	1,765
Metra	Rp.	—	—		235
TII	US$	0.569	5,800	—	—
Infomedia	Rp.	—	4,424	—	—
BRI
Metra	Rp.	—	—	—	347

Total			24,217		50,406

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS

	2009
	Percentage
	of	Beginning	Share of net	Translation	Ending
	ownership	balance	(loss) income	adjustment	balance
Equity method:
CSM	25.00	84,197	(3,800)	(697)	79,700
Patrakom	40.00	32,949	831	—	33,780
PSN	22.38	—	—	—	—

		117,146	(2,969)	(697)	113,480

Cost method:
Scicom (MSC) Berhad (“Scicom”)	9.80	30,961	—	—	30,961
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	20,360	—	—	20,360
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	—	—	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	2.11	199	—	—	199

		52,107	—	—	52,107

		169,253	(2,969)	(697)	165,587

	2010
	Percentage			Share of
	of	Beginning		net (loss)	Translation	Ending
	ownership	balance	Addition	income	adjustment	balance
Equity method:
Patrakom	40.00	36,409	—	1,341	—	37,750
CSM	25.00	44,277	—	(6,315)	(2,343)	35,619
PSN	22.38	—	—	—	—	—

		80,686	—	(4,974)	(2,343)	73,369

Cost method:
Scicom	29.85	49,721	64,358	—	—	114,079
BMPL	10.00	20,360	—	—	—	20,360
BBT	5.00	587	—	—	—	587
Bangtelindo	2.11	199	—	—	—	199

		70,867	64,358	—	—	135,225

		151,553	64,358	(4,974)	(2,343)	208,594

a.	Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

As of June 30, 2009 and 2010, the carrying amount of investment in Patrakom was equal to the Company’s share in the net assets of Patrakom.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS (continued)
b.	CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of June 30, 2009 and 2010, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

c.	PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

d.	Scicom

Scicom is engaged in providing call center services in Malaysia. As of June 30, 2009, TII’s contributions amounted to US$3.42 million (equivalent to Rp.30,961 million), which represents or equivalent to 9.80% of TII’s total ownership in Scicom.

In 2009, TII has purchased an additional 16,081,800 Scicom shares with transaction value amounting to US$1.973 million (equivalent to Rp.18,760 million). As a result, TII’s ownership in Scicom increased to 15.86%.

On February 3, 2010, TII has purchased additional 3,042,400 Scicom shares with a transaction value amounting to US$0.42 million (equivalent to Rp.3,905 million), as a result, TII’s ownership in Scicom increased to 17.01%.

On May 6, 2010 and June 16, 2010, TII has purchased additional 4,870,000 and 30,000,000 Scicom shares, respectively, with a transaction value amounting to US$0.76 million (equivalent to Rp.6,897 million) and US$5.79 million (equivalent to Rp.53,556 million), respectively, as a result, TII’s ownership in Scicom increased to 29.85%.

As of the issuance date of the consolidated financial statements, TII has no significant influence on Scicom, therefore TII recorded the investment under cost method.

e.	BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

As of June 30, 2009 and 2010, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (equivalent to Rp.20,360 million).

f.	BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

g.	Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				June 30,
	2009	Additions	Deductions	Reclassifications	2009
At cost:
Direct acquisitions
Land	684,768	24,777	—	57,085	766,630
Buildings	2,721,804	95,049	(3,350)	94,191	2,907,694
Leasehold improvements	460,836	36,174	—		497,010
Switching equipment	26,356,172	7,815	—	1,321,757	27,685,744
Telegraph, telex and data communication equipment	139,165	—	—	—	139,165
Transmission installation and equipment	56,572,954	1,256,898	(112)	3,580,236	61,409,976
Satellite, earth station and equipment	6,502,198	207,825	—	(34,469)	6,675,554
Cable network	21,857,982	676,692	(293)	39,671	22,574,052
Power supply	5,838,258	95,926	—	642,456	6,576,640
Data processing equipment	7,184,767	77,973	—	421,198	7,683,938
Other telecommunications peripherals	545,194	11,819	—	(11,641)	545,372
Office equipment	678,640	23,072	(5,100)	(121)	696,491
Vehicles	127,274	1,576	(100)	(511)	128,239
Other equipment	105,386	6,135	—	(20,339)	91,182
Property under construction:
Buildings	60,099	43,522	—	(94,073)	9,548
Leasehold improvements	—	2,709	—	—	2,709
Switching equipment	17,155	1,229,440	—	(1,180,898)	65,697
Transmission installation and equipment	1,173,830	2,967,565	—	(3,560,482)	580,913
Satellite, earth station and equipment	—	86,263	—	—	86,263
Cable network	384	40,535	—	(22)	40,897
Power supply	13,131	593,981	—	(577,261)	29,851
Data processing equipment	427,698	622,463	—	(556,865)	493,296
Leased assets
Transmission installation and equipment	284,978	—	—	(5,485)	279,493
Data processing equipment	236,240	—	—	—	236,240
Office equipment	437,705	2,940	(144,816)	—	295,829
Vehicles	56,998	—	(127)	4,627	61,498
Customer premise equipment (“CPE”) assets	23,307	—	—	—	23,307

Total	132,506,923	8,111,149	(153,898)	119,054	140,583,228

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,351,589	68,892	(3,350)	59	1,417,190
Leasehold improvements	323,910	29,562	—	(348)	353,124
Switching equipment	15,926,334	1,303,994	—	28,663	17,258,991
Telegraph, telex and data communication equipment	135,327	293	—	—	135,620
Transmission installation and equipment	19,220,612	2,745,533	(112)	27,697	21,993,730
Satellite, earth station and equipment	2,732,847	240,212	—	(3,235)	2,969,824
Cable network	13,506,314	658,703	(294)	45,281	14,210,004
Power supply	2,333,053	285,401	—	7,900	2,626,354
Data processing equipment	4,588,877	517,039	—	(26,335)	5,079,581
Other telecommunications peripherals	462,208	7,629	—	(11,636)	458,201
Office equipment	561,073	22,530	(3,825)	920	580,698
Vehicles	108,049	3,233	(54)	(1,144)	110,084
Other equipment	94,866	2,002	—	(20,340)	76,528
Leased assets
Transmission installation and equipment	207,323	9,628	—		216,951
Data processing equipment	60,162	24,350	—	123	84,635
Office equipment	290,717	60,495	(144,816)	156	206,552
Vehicles	11,640	9,131	(47)	—	20,724
CPE assets	2,432	1,216	—	—	3,648

Total	61,917,333	5,989,843	(152,498)	47,761	67,802,439

Net Book Value	70,589,590				72,780,789

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,	Acquisitions				June 30,
	2010	of Ad Medika	Additions	Deductions	Reclassifications	2010
At cost:
Direct acquisitions
Land	781,275	8,104	22,100	—	(13,439)	798,040
Buildings	2,978,417	6,307	33,090	—	118,550	3,136,364
Leasehold improvements	526,770	32	46,503	—	—	573,305
Switching equipment	28,948,306	—	87,368	—	521,912	29,557,586
Telegraph, telex and data communication equipment	20,716	—	—	—	—	20,716
Transmission installation and equipment	67,228,748	—	1,351,549	(776,751)	2,921,368	70,724,914
Satellite, earth station and equipment	6,795,379	—	14,448	—	35,734	6,845,561
Cable network	23,621,586	—	444,400	(392,321)	(3,639)	23,670,026
Power supply	7,368,721	—	62,118	(4,189)	402,692	7,829,342
Data processing equipment	7,602,865	1,185	41,925	—	149,752	7,795,727
Other telecommunications peripherals	476,705	—	2,062	—	1,221	479,988
Office equipment	576,098	1,045	27,819	(7,825)	6,924	604,061
Vehicles	110,216	437	2,429	(225)	—	112,857
Other equipment	103,310	—	2,234	—	319	105,863
Property under construction:
Buildings	89,926	—	73,042	—	(127,479)	35,489
Leasehold improvements	466	—	3,327	—	—	3,793
Switching equipment	48,588	—	475,198	—	(521,912)	1,874
Transmission installation and equipment	358,562	—	2,934,720	—	(2,929,049)	364,233
Satellite, earth station and equipment	—	—	23,885	—	(23,512)	373
Cable network	2,856	—	40,988	(43)	(33)	43,768
Power supply	52,167	—	381,813	—	(400,484)	33,496
Data processing equipment	16,008	—	178,860	—	(137,809)	57,059
Leased assets
Transmission installation and equipment	288,766	—	363	—	10,800	299,929
Data processing equipment	260,782	—	10,408	—	(1,033)	270,157
Office equipment	247,897	—	2,399	(171,607)	(9,652)	69,037
Vehicles	61,220	—	—	(4,914)	—	56,306
CPE assets	21,778	—	—	—	—	21,778

Total	148,588,128	17,110	6,263,048	(1,357,875)	1,231	153,511,642

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,485,234	—	72,416	—	(1,109)	1,556,541
Leasehold improvements	381,536	—	28,986	—	182	410,704
Switching equipment	18,425,673	—	1,413,777	—	(8,989)	19,830,461
Telegraph, telex and data communication equipment	17,391	—	253	—	—	17,644
Transmission installation and equipment	24,794,959	—	3,130,800	(774,631)	(5,709)	27,145,419
Satellite, earth station and equipment	3,136,685	—	245,236	—	(5,693)	3,376,228
Cable network	14,688,600	—	622,327	(392,321)	(23,116)	14,895,490
Power supply	2,932,127	—	490,435	(1,314)	1,519	3,422,767
Data processing equipment	5,094,420	—	518,561	—	22,725	5,635,706
Other telecommunications peripherals	351,875	—	7,170	—	(349)	358,696
Office equipment	465,291	—	20,692	(7,591)	4,824	483,216
Vehicles	94,693	—	2,748	(226)	19	97,234
Other equipment	87,228	—	2,585	—	313	90,126
Leased assets
Transmission installation and equipment	227,193	—	10,431	—	2,395	240,019
Data processing equipment	116,540	—	27,882	—	1,964	146,386
Office equipment	201,039	—	21,799	(171,607)	(1,900)	49,331
Vehicles	29,133	—	8,555	(3,025)	—	34,663
CPE assets	4,545	—	1,136	—	—	5,681

Total	72,534,162	—	6,625,789	(1,350,715)	(12,924)	77,796,312

Net Book Value	76,053,966					75,715,330

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)
a.	Gains on disposal or sale of property, plant and equipment

	2009	2010
Proceeds from sale of property, plant and equipment	2,460	7,723
Net book value	(1,400)	(7,161)

Gains on disposal or sale of property, plant and equipment	1,060	562

b.	KSO assets ownership arrangements
(i)	In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of June 30, 2009 and 2010, the net book value of these property, plant and equipment was Rp.872,420 million and Rp.762,734 million, respectively.

(ii)	In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of June 30, 2009 and 2010, the net book value of this property, plant and equipment was Rp.361,035 million and Rp.206,186 million, respectively.
c.	Assets impairment and related claims
(i)	As of June 30, 2009 and 2010, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of June 30, 2010, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(ii)	On August 16, 2009, Padang and its surrounding, area of Divre I Sumatera experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since August 2009.

(iii)	On September 2, 2009, Tasikmalaya and its surrounding, area of Divre III West Java experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since September 2009.

(iv)	On September 30, 2009, Padang and its surrounding, area of Divre I Sumatera experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since October 2009.

(v)	On April 7, 2010, Nangroe Aceh Darussalam and its surrounding, area of West Customer Service Division (“CSD”) Sumatera Regional experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since April 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)
c.	Assets impairment and related claims (continued)
(vi)	On June 16, 2010, Irian Jaya Islands and its surrounding, area of East CSD East Indonesian Regional experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since June 2010.
d.	Others
(i)	Interest capitalized to property under construction amounted to Rp.nil for the six months period ended June 30, 2009 and 2010, respectively.

(ii)	Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for the six months period ended June 30, 2009 and 2010, respectively.

(iii)	In 2009, certain Telkomsel’s software and equipment (part of infrastructure and supporting facilities) with a net carrying amount of Rp.1,163,657 million were planned to be used until 2011, hence the depreciation of the assets is accelerated until 2011. The accumulative effect of accelerated depreciation is Rp.193,569 million, Rp.165,916 million of which charged to the current period consolidated statement of income.

(iv)	In 2009, the useful life of certain Telkomsel’s equipment (part of supporting facilities) was changed from 10 years to 5 years to reflect its current economic life. The cumulative effect of accelerated depreciation is Rp.206,541 million, Rp.124,252 million of which charged was charged to the current period consolidated statement of income.

(v)	In 2008, certain Telkomsel’s equipment (part of infrastructure) with a net carrying amount of Rp.352,862 million and for which the useful life was previously expected to be beyond 2010, would only be used until 2010. Moreover, due to recent technological development, those equipment were only used until December 31, 2009.Hence the equipments were depreciated up to this date. Subsequently, those equipment with a cost of Rp.774,046 million were written off. The accelerated depreciation expense of Rp.16,985 million was charged to 2009 consolidated of income.

(vi)	The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 15-45 years, which will expire between 2011 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(vii)	The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they were still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(viii)	As of June 30, 2010, the Company and its subsidiaries’ property, plant and equipment except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Sarana Janesia Utama, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Sinar Mas, PT Asuransi Allianz Utama Indonesia, HSBC Insurance (Singapore) Pte, Ltd and PT Asuransi Astra Buana, against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.73,154,269 million and US$6.8 million, which was covered by sum insured basis with a maximum loss claim of Rp.712,740 million, US$14.76 million, Euro0.22 million and SGD6.42 million and on first loss basis of Rp.6,188,930 million including business recovery of Rp.324,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$22.91 million and US$43 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(ix)	As of June 30, 2010, the completion of assets under construction was around 68% of the total contract value, with estimated dates of completion between August 2010 and May 2011. Management believes that there is no impediment to the completion of the construction in progress.

(x)	Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

(xi)	The Company and its subsidiaries have lease commitments for property, plant and equipments under RSA (Note 12), transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets, with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance leases as of June 30, 2009 and 2010 are as follows:

Year	2009	2010
2009	377,383	—
2010	303,517	311,129
2011	117,553	214,084
2012	48,335	161,540
2013	11,009	117,679
2014	276	46,956
Later	—	65,634

Total minimum lease payments	858,073	917,022
Interest	(142,939)	(247,305)

Net present value of minimum lease payments	715,134	669,717
Current maturities (Note 20a)	(316,966)	(210,332)

Long-term portion (Note 20b)	398,168	459,385

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,				June 30,
	2009	Additions	Adjustments	Reclassifications	2009
At cost:
Land	1,313	—	—	(46)	1,267
Buildings	338	—	3,418	(3,756)	—
Switching equipment	152,776	—	53,643	(109,701)	96,718
Transmission installation and equipment	100,072	—	24,201	(63,504)	60,769
Cable network	461,315	—	48,162	(46,648)	462,829
Other telecommunications peripherals	10,547	—	123,054	(51,189)	82,412

Total	726,361	—	252,478	(274,844)	703,995

Accumulated depreciation:
Land	926	32	—	(9)	949
Buildings	61	20	2,521	(2,602)	—
Switching equipment	69,899	7,041	52,748	(102,639)	27,049
Transmission installation and equipment	53,282	5,060	21,203	(47,193)	32,352
Cable network	116,234	20,717	27,660	(34,730)	129,881
Other telecommunications peripherals	9,305	11,506	92,006	(48,108)	64,709

Total	249,707	44,376	196,138	(235,281)	254,940

Net Book Value	476,654				449,055

	January 1,			June 30,
	2010	Additions	Reclassifications	2010
At cost:
Land	1,267	—	—	1,267
Switching equipment	92,990	—	(7,956)	85,034
Transmission installation and equipment	43,383	—	(14,184)	29,199
Cable network	406,570	—	(2,861)	403,709
Other telecommunications peripherals	3,638	—	—	3,638

Total	547,848	—	(25,001)	522,847

Accumulated depreciation:
Land	981	32	—	1013
Switching equipment	29,759	3,819	(6,630)	26,948
Transmission installation and equipment	26,396	3,039	(8,828)	20,607
Cable network	122,085	18,618	(1,584)	139,119
Other telecommunications peripherals	2,696	125	—	2,821

Total	181,917	25,633	(17,042)	190,508

Net Book Value	365,931			332,339

In accordance with the RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	ADVANCES AND OTHER NON-CURRENT ASSETS
Advances and other non-current assets as of June 30, 2009 and 2010 consist of:

	2009	2010
Prepaid rent — net of current portion (Note 8)	891,727	1,215,669
Advances for purchase of property, plant and equipment	813,193	1,064,501
Deferred RSA charges	—	230,324
Restricted cash	105,179	182,594
Deferred Indefeasible Right of Use (“IRU”) Agreement charges	148,418	137,064
Deferred land rights charges	65,267	58,746
Security deposits	46,685	36,954
Equipment not used in operations — net	43,704	30,106
Others	21,715	54,822

Total	2,135,888	3,010,780

As of June 30, 2009 and 2010, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred RSA charges is an additional liabilities to RSA inventors in relation with extension of concession period, and is amortized over RSA period.

Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life (Note 11d.vi).

As of December 31, 2008 and 2009, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation expense charged to the consolidated statements of income for six months period ended June 30, 2009 and 2010 amounted to Rp.14,809 million and Rp.152 million, respectively.

Refer to Note 45 for details of related party transactions.

14.	GOODWILL AND OTHER INTANGIBLE ASSETS
(i)	The changes in the carrying amount of goodwill and other intangible assets for the six months period ended June 30, 2009 and 2010 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143
Additions	—	11,496	—	11,496
Reclassification	—	(80,100)	—	(80,100)

Balance, June 30, 2009	106,544	8,900,995	436,000	9,443,539

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)
(i)	(continued)

		Other
		intangible
	Goodwill	assets	License	Total
Accumulated amortization: (continued)
Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)
Amortization expense during the period	(2,557)	(610,533)	(23,357)	(636,447)
Reclassification	—	47,409	—	47,409

Balance, June 30, 2009	(19,605)	(6,765,304)	(128,464)	(6,913,373)

Net Book Value	86,939	2,135,691	307,536	2,530,166

Weighted-average amortization period	19.17 years	7.08 years	9.33 years

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2009	106,544	9,085,534	806,861	9,998,939
Additions	—	102,367	—	102,367
Acquisitions of Ad Medika	96,121	28,693	—	124,814
Reclassification	2,343	(9,662)	—	(7,319)

Balance, June 30, 2010	205,008	9,206,932	806,861	10,218,801

Accumulated amortization:
Balance, December 31, 2009	(21,373)	(7,385,950)	(163,336)	(7,570,659)
Amortization expense during the period	(4,159)	(724,947)	(41,900)	(771,006)
Reclassifications	11,997	29,456	—	41,453

Balance, June 30, 2010	(13,535)	(8,081,441)	(205,236)	(8,300,212)

Net Book Value	191,473	1,113,864	613,252	1,918,589

Weighted-average amortization period	20.00 years	6.63 years	9.63 years
(ii)	Goodwill resulted from the acquisition of Sigma in 2008 (Note 4a), Indonusa in 2008 and the acquisition of Ad Medika in 2010 (Note 4b). Starting January 1, 2009, the Company has changed the estimated useful lives of goodwill from 5 years to 20 years (Note 2d). The Company charged the impact of the changes in the estimated useful lives to 2009 consolidated statement of income. Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

(iii)	The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license. In 2009, Telkomsel obtained an additional 3G license of Rp.320,000 million which is recorded as an intangible assets and amortized over 10 years (Notes 1d.a, 2j and 45a.ii).

(iv)	In 2009, the Company was granted a switched based local network provider license using 2.3 GHz radio frequency bandwidth for wireless broadband services. The up-front fee is recorded as an intangible assets and amortized over the license’s useful life of 10 years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)
(v)	Starting January 1, 2009, the Company has changed the estimated useful lives of software from 5-10 years to 3-5 years. The Company charged the impact of the changes in the estimated useful lives to 2009 consolidated statement of income. Telkomsel’s software is amortized over 3 and 5 years.

(vi)	The estimated annual amortization expense relating to other intangible assets for each year beginning from July 1, 2010 is approximately Rp.874,397 million per year.

15.	ESCROW ACCOUNTS
Escrow accounts as of June 30, 2009 and 2010 consist of the following:

	2009	2010
Bank Mandiri	47,194	41,743
Bank Danamon	1,189	—
Others	108	110

	48,491	41,853

The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 49c.ii).

The escrow account with Bank Danamon were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.

Refer to Note 45 for details of related party transactions.

16.	TRADE PAYABLES

	2009	2010
Related parties
Concession fees	1,231,958	1,480,448
Payables to other telecommunications providers	652,552	460,695
Purchases of equipment, materials and services	161,921	378,555

Sub-total	2,046,431	2,319,698

Third parties
Purchases of equipment, materials and services	7,784,119	6,210,961
Payables related to RSA	70,639	59,449
Payables to other telecommunications providers	22,138	7,818

Sub-total	7,876,896	6,278,228

Total	9,923,327	8,597,926

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.	TRADE PAYABLES (continued)
Trade payables by currency are as follows:

	2009	2010
Rupiah	4,910,578	4,820,096
U.S. Dollars	4,492,011	3,640,233
Euro	484,307	126,875
Singapore Dollars	36,361	8,065
Others	70	2,657

Total	9,923,327	8,597,926

Refer to Note 45 for details of related party transactions.

17.	ACCRUED EXPENSES

	2009	2010
Operations, maintenance and telecommunications services	1,221,289	1,894,546
General, administrative and marketing	550,530	611,355
Salaries and benefits	638,521	572,873
Interest and bank charges	204,365	251,756

Total	2,614,705	3,330,530

Refer to Note 45 for details of related party transactions.

18.	UNEARNED INCOME

	2009	2010
Prepaid pulse reload vouchers	2,083,231	2,389,452
Other telecommunications services	2,802	9,506
Others	89,151	103,242

Total	2,175,184	2,502,200

19.	SHORT-TERM BANK LOANS

	2009	2010
Bank Ekonomi	29,839	16,696
Bank CIMB Niaga	23,500	14,422
PT Bank Syariah Mandiri (“BSM”)	—	8,000

Total	53,339	39,118

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS
a.	Bank Ekonomi

On October 14, 2008, Sigma entered into a Rp.7,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bore floating interest rate from 13.50% per annum to 15.50% per annum and repayable within 9 months from the signing date to July 15, 2009. This facility was secured by Sigma’s trade receivables (Note 6). As of June 30, 2009, the principal outstanding amounted to Rp.7,500 million and on July 2, 2009 the loan was fully repaid.

On December 2, 2008, Sigma entered into a Rp.5,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bore a floating interest rate from 12.50% per annum to 15.50% per annum and repayable within 12 months from the signing date to December 2, 2009. This facility was secured by Sigma’s trade receivables (Note 6). As of June 30, 2009 the principal outstanding amounted to Rp.5,500 million and on October 9, 2009 the loan was fully repaid.

On February 11, 2009, Sigma entered into a US$550,000 short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears interest rate of 6% per annum and is repayable within 3 months from the signing date to June 23, 2010. The agreement is extended up to June 13, 2011. This facility is secured by Sigma’s trade receivables (Note 6). As of June 30, 2009 and 2010, the principal outstanding amounted to US$550,000 (equivalent to Rp.5,618 million) and US$187,053 (equivalent to Rp.1,696 million), respectively.

On May 22, 2009, PT Sigma Solusi Integrasi, one of Sigma’s subsidiaries entered into a US$2 million short-term loan agreement with Bank Ekonomi for working capital purpose. On June 1, 2009, US$1,1 million were drawdown from the Facility. The loan bears interest rate of 9% per annum and is repayable within 3 months from the date of withdrawal. This facility is secured by Purchase Orders (“PO”) or Setter of Intent from certain companies. As of June 30, 2009, the principal outstanding amounted to US$1,1 million (equivalent to Rp.11,221 million) and on July 1, 2009 the loan was fully repaid.

On August 7, 2009, Sigma entered into a Rp.35,000 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears a floating interest rate from 12.50% per annum to 13.50% per annum and is repayable within 12 months from the signing date to July 1, 2010. The agreement is extended up to September 2010. The principal outstanding as of June 30, 2010 amounted to Rp.15,000 million.

b.	Bank CIMB Niaga
(i)	On April 25, 2005, Balebat entered into a Rp.800 million revolving credit facility and Rp.1,600 million (Note 23f.ii) investment credit facility agreement with Bank CIMB Niaga. The credit facility has been amended several times. On May 24, 2010, based on the latest amendment, credit facility, interest rate and maturity date is changed to Rp.12,000 million, 14% per annum and May 29, 2011, respectively. The agreement is extended up to May 29, 2011. The principal outstanding as of June 30, 2009 and 2010 amounted to Rp.15,000 million and Rp.9,422 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS (continued)
b.	Bank CIMB Niaga (continued)
(i)	(continued)

On April 29, 2008, Balebat received an additional Specific Transaction Facility and Bank Overdraft Facility of Rp.5,000 million and Rp.500 million, respectively. On May 24, 2010, based on the latest amendment, the credit facility, interest rate and maturity date is changed to Rp.5,000 million, 14% per annum and May 29, 2011 for Specific Transaction Facility, respectively, and Rp.500 million, 12.75% per annum and May 29, 2011 for Bank Overdraft Facility. The principal outstanding as of June 30, 2009 amounted to Rp.5,000 million and Rp.nil, respectively, and the principal outstanding as of June 30, 2010 amounted to Rp.5,000 million and Rp.nil, respectively

The facilities are secured by Balebat’s fixed asset (Note 11), inventories (Note 7) and receivables (Note 6).

(ii)	On October 18, 2005, GSD entered into two short-term loan agreements with Bank CIMB Niaga for an original facility of Rp.12,000 million and Rp.3,000 million. The credit facility has been amended several times. The latest on December 23, 2008, change the total facility to Rp.19,000 million with interest rate of 15.5% per annum and the maturity period to October 18, 2009. This credit facility was secured by GSD’s property, plant and equipment located in Jakarta (Note 11). The principal outstanding as of June 30, 2009 amounted to Rp.3,500 million and on July 10, 2009, the loan was fully repaid.
c.	BSM

On August 20, 2009, Balebat entered into a Rp.15,000 million revolving credit facility with BSM for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 15.30% per annum and is secured by certain fixed asset (Note 11), receivables (Note 6), inventories (Note 7), insurance and letter of comfort. The loan will mature on August 20, 2010.
20.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2009	2010
Bank loans	23	4,833,580	5,351,567
Deferred consideration for business combinations	24	1,202,958	719,434
Two-step loans	21	468,811	388,915
Obligations under finance leases	11	316,966	210,332
Notes	22	3,000	50,239

Total		6,825,315	6,720,487

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

20.	MATURITIES OF LONG-TERM LIABILITIES (contiuned)
b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2011	2012	2013	2014	Later
Bank loans	23	8,910.3	1,678.5	2,836.5	2,823.2	1,455.0	117.1
Two-step loans	21	2,856.9	195.2	391.9	317.1	319.6	1,633.1
Obligations under finance leases	11	459.4	151.5	123.1	96.7	37.6	50.5
Notes	22	149.1	22.1	75.5	21.5	30.0	—

Total		12,375.7	2,047.3	3,427.0	3,258.5	1,842.2	1,800.7

21.	TWO-STEP LOANS
Two-step loans are unsecured loans obtained by the Government from overseas banks, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of two-step loans obtained from overseas banks as of June 30, 2009 and 2010 are as follows:

	Interest rate		Outstanding
Currencies	2009	2010	2009	2010
U.S. Dollars	4.00% - 6.67%	4.00% - 6.67%	1,522,894	1,180,918
Rupiah	11.39% - 11.47%	7.65%	1,119,693	925,966
Japanese Yen	3.10%	3.10%	1,273,915	1,138,950

Total			3,916,502	3,245,834
Current maturities (Note 20a)			(468,811)	(388,915)

Long-term portion (Note 20b)			3,447,691	2,856,919

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

The two-step loans which are payable in Rupiah bear either fixed interest rates or floating interest rates based upon the average interest rate on three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests or the floating interest rate offered by the lenders, plus 0.5% per annum.

As of December 31, 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.	TWO-STEP LOANS (continued)
The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of June 30, 2010, the Company complied with the above mentioned ratios.

Refer to Note 45 for details of related party transactions.

22.	NOTES

	2009	2010
Medium-term Notes
Metra	30,000	47,000
Sigma	—	30,000
Finnet	—	25,000
Supplier financing
PT. ZTE Indonesia (“ZTE”)	—	13,025
PT Huawei Tech Investment (“Huawei Tech”)	—	84,347

Total	30,000	199,372
Current maturities (Note 20a)	(3,000)	(50,239)

Long-term portion (Note 20b)	27,000	149,133

a.	MTN Metra

On June 9, 2009, Metra entered into an agreement with PT Bahana Securities (“Bahana Securities”) (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue Medium Term Notes (“MTN”) for a total principal amount of Rp.50,000 million. PT Kustodian Sentral Efek Indonesia (“KSEI”) acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used to expand the business and as working capital.

MTN are scheduled to be issued in a maximum of 4 (four) phases to a maximum of Rp.50,000 million. Each phase will be at longest 3 (three) years from the issuance date. The first phase which was issued for Rp.30,000 million, will mature on June 19, 2012.

On February 1, 2010, Metra issued the second phase of MTN amounted to Rp.20,000 million, which will mature on February 2, 2013.

Interest on MTN is payable quarterly beginning from the Issuance Date, through the Due Date. The MTN bear floating interest rates, for the first year of 15,05%, for the second and third years of average return (yield) of 3 (three) Government Bonds (“Surat Utang Negara” or SUN) with a remaining period of time equal to the second and third years of MTN plus 4.02% premium. Repayment of the principal for each 10%, 20% and 70% on the first, second and third anniversary of the Issuance Date, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES (continued)
a.	MTN Metra (continued)

The first interest for second phase MTN is set together by the Issuer and Arranger at 12.01% which will be paid on May 2, 2010, while for the second and forward will be set by the Trustee with considering the requirement stated in the main agreement.

Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Metra is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to Equity maximum 1.5:1

2.	EBITDA to Interest Ratio minimum 2.5.
As of June 30, 2010, Metra complied with the above mentioned ratios.
b.	MTN Sigma

On October 16, 2009, Sigma entered into an agreement with Bahana Securities (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue MTN for a total principal amount of Rp.30,000 million. KSEI acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used to expand the business.

MTN are scheduled to be issued in 1 (one) phase with limited placement for a maximum amount of Rp.30,000 million with repayment at the latest in 5 (five) years after the Issuance Date, which will mature on November 17, 2014.

Interest on MTN is payable semi-annually beginning from the Issuance Date, through the Due Date. The MTN bear interest rates, for the first year of 14.5% from the Issuance Date, for the second up to the fifth years from the Issuance Date based upon the average interest rate on one-month SBI plus 800 basis points premium, calculated on the basis of the average interest rates of one-month SBI in the last 6 months at the time of the determination of the interest of MTN.

MTN are not secured by a specific collateral, but secured by all Sigma’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other creditor previleges in accordance with prevailing regulations.

Based on the agreements, Sigma is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to Equity maximum 2.5:1

2	Funded debt and maximum of five times EBITDA in 2009, three and a half times in 2010 and two and a half times in 2011.
As of June 30, 2010, Sigma complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES (continued)
c.	MTN Finnet

On October 16, 2009, Finnet entered into an agreement with Bahana Securities (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue MTN for a total principal amount of Rp.25,000 million. KSEI acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used for the investment of hardware and software, project development and bridging loan payments for projects.

MTN are scheduled to be issued in a maximum of 2 (two) phases with limited placement for a maximum amount of Rp.25,000 million with issuance at the latest in 17 (seventeen) months from the MTN Issuance Date of the first phase. The first phase, which was issued for Rp.10,000 million, will mature on November 17, 2012. Repayment of the principal are 1% each month on the 7th until 12th month, 2% each month on the 13th until 35th month, and the remaining 48% will be paid on November 17, 2012.

On March 18, 2010, Finnet issued the second phase of MTN amounted to Rp.15,000 million which will mature on March 24, 2013.

Interest on MTN were payable monthly beginning from the Issuance Date, through the Due Date. The MTN bear interest rates of 16.25% per annum.

MTN are not secured by a specific collateral, but secured by all Finnet’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other Finnet’s creditor previleges in accordance with prevailing regulations. Finnet may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Finnet is required to comply with all covenants or restrictions including maintaining financial ratio as follows:
1.	Debt to Equity maximum 2.5:1

2.	EBITDA to Interest Ratio minimum 2.5.
As of June 30, 2010, Finnet complied with the above mentioned ratios.
d.	Supplier Financing ZTE

On December 10, 2009, the Company entered into a supplier financing agreement with ZTE. The unsecured facility covered 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) I Procurement and Installation MSAN ALU and Secondary Access Batch 2.

The facility bear a fixed interest rate six-month London Interbank Offered Rate (“LIBOR”) plus 2.5% per annum (US$) which is payable in 5 semi-annual installment commencing in December 2009. The principal outstanding as of June 30, 2010 amounted to US$1.44 million (equivalent to Rp.13,025 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES (continued)
e.	Supplier Financing Huawei Tech

On March 19, 2010, the Company entered into a supplier financing agreement with Huawei Tech. The unsecured facility covered 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) I Procurement and Installation Softswitch and Modernization MSAN Divre I and Divre IV.

The facility bear a fixed interest rate six-month London Interbank Offered Rate (“LIBOR”) plus 2.5% per annum (US$) which is payable in 5 semi-annual installment commencing in September 2010. The principal outstanding as of June 30, 2010 amounted to US$9.30 million (equivalent to Rp.84,347 million).

23.	BANK LOANS
The details of long-term bank loans as of June 30, 2009 and 2010 are as follows:

			2009		2010
			Outstanding		Outstanding
		2010	Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea (“Korea Eximbank”)	US$	124	47.0	480,389	23.5	213,271
Bank Mandiri	Rp.	4,750,000	—	1,880,000	—	2,557,778
BCA	Rp.	3,500,000	—	900,000	—	2,177,778
Citibank	Rp.	500,000	—	300,000	—	100,000
BNI	Rp.	4,000,000	—	2,000,000	—	1,000,000
Bank CIMB Niaga	Rp.	55,596	—	24,411	—	23,437
Bank Bukopin	Rp.	5,300	—	1,513	—	149
BRI	Rp.	4,200,000	—	2,080,000	—	1,511,111
Bank Ekonomi	Rp.	115,000	—	50,546	—	74,388
Syndication of banks	Rp.	5,100,000	—	4,600,000	—	4,800,000
PT ANZ Panin Bank (“ANZ Panin”)	Rp.	1,000,000	—	—	—	888,889
BII	Rp.	500,000	—	—	—	444,444
PT Bank OCBC Indonesia (“OCBC Indonesia”)	Rp.	200,000	—	—	—	100,000
PT Bank OCBC NISP Tbk (formerly PT Bank NISP Tbk) (“OCBC NISP”)	Rp.	500,000	—	—	—	250,000
ABN Amro Bank N.V., Hong Kong (“AAB Hong Kong”)	US$	318	—	—	—	—
Industrial and Commercial Bank of China Limited (”ICBC”)	US$	250	—	—	—	—
Bank of China (“BoC”)	US$	100	—	—	12.4	112,583
Finnish Export Credit Ltd	US$	250	—	—	—	—
Japan Bank for International Cooperation (“JBIC”)	US$	60	—	—	—	—
BTN	Rp.	9,500	—	—	—	8,051

Total				12,316,859		14,261,879
Current maturities of bank loans (Note 20a)				(4,833,580)		(5,351,567)

Long-term portion (Note 20b)				7,483,279		8,910,312

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
a.	Korea Eximbank

On August 27, 2003, the Company entered into a loan agreement with Korea Eximbank for a loan facility of US$124 million, to finance the Code Division Multiple Access (“CDMA”) procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006.

b.	Bank Mandiri
(i)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month Jakarta Interbank Offered Rate (“JIBOR”) plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement was amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of June 30, 2009 amounted to Rp.280,000 million and on January 30, 2010, the loan was fully repaid.

(ii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.300,000 million and on April 30, 2010, the loan was fully repaid.

(iii)	On December 23, 2008, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.1,300,000 million. On December 30, 2008, Rp.1,000,000 million has been drawdown from the facility and the remaining Rp.300,000 million was drawdown by Telkomsel on January 30, 2009. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 2.25% per annum which becomes due monthly in arrears and is unsecured. The principal outstanding as of June 30, 2009 and 2010 amounted to Rp.1,300,000 million and Rp.780,000 million, respectively.

(iv)	On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with Bank Mandiri of Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2010 amounted to Rp.1,777,778 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
c.	BCA
(i)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.100,000 million and on December 28, 2009, the loan was fully repaid.

(ii)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BCA for Rp.1,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2009 and 2010 amounted to Rp.800,000 million and Rp.400,000 million, respectively.

(iii)	On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BCA for Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2010 amounted to Rp.1,777,778 million.
d.	Citibank

On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch for Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured.

e.	BNI
(i)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.100,000 million and on December 28, 2009, the loan was fully repaid.

(ii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.300,000 million and on April 30, 2010, the loan was fully repaid, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
e.	BNI (continued)
(iii)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BNI for Rp.2,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2009 and 2010 amounted to Rp.1,600,000 million and Rp.800,000 million, respectively.

(iv)	On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BNI for Rp.750,000 million. On July 9, 2009, Rp.200,000 million were drawdown from the facility. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2010 amounted to Rp.200,000 million.
f.	Bank CIMB Niaga
(i)	On December 28, 2004, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”). The Specific Transaction Facility is payable in 60 monthly installments commencing from June 29, 2005. The facility will mature on June 28, 2010. The credit facility has been amended several times. On July 28, 2009, based on the latest amendment, the interest rate is changed at 14% per annum. As of June 30, 2009, principal outstanding under these facilities amounted to Rp.403 million and on June 28, 2010, the loan was fully repaid.

The facilities are secured by Balebat’s fixed asset (Note 11), inventories (Note 7) and receivables (Note 6).

(ii)	As discussed in Note 19b, on April 25, 2005, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan was payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bore interest rate 14% per annum. The principal outstanding as of June 30, 2009 amounted to Rp.135 million and on October 25, 2009, the loan was fully repaid.

(iii)	In March 21, 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in June 21, 2015. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.18,400 million and Rp.17,000 million, respectively.

(iv)	On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.5,473 million and Rp.3,877 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
f.	Bank CIMB Niaga (continued)
(v)	On July 28, 2009, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.3,296 million with maturity date on November 28, 2014. On August 28, 2009, Rp.2,743 million was drawdown from the facility. The investment credit facility loan is payable in 60 unequal monthly installments beginning in December 28, 2009 through November 28, 2014. The credit facility has been amended several times. On May 24, 2010, based on the latest amendment, the credit facility and interest rate is changed to Rp.2,743 million and 14% per annum, respectively. The facilities are secured by certain Balebat’s property, plant and equipment (Note 11), inventories (Note 7) and trade receivables (Note 6). As of June 30, 2010, the principal outstanding amounted to Rp.2,560 million.

(vi)	On May 24, 2010, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.3,000 million with maturity date on May 27, 2015 and interest rate at 14% per annum. The investment credit facility loan is payable in 60 monthly installments. The facilities are secured by certain Balebat’s property, plant and equipment (Note 11), inventories (Note 7) and trade receivables (Note 6). As of June 30, 2010, the facilities have not been utilized.
g.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15% per annum as of June 30, 2009 and 2010, respectively. A portion of the facilities of Rp.4,200 million was fully repaid in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property, plant and equipment (Note 11).

h.	BRI
(i)	On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan was payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.80,000 million and on December 28, 2009, the loan was fully repaid.

(ii)	On October 24, 2007, Telkomsel signed a medium-term loan agreement with BRI for Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. In 2008, the loan has been fully drawdown. The principal outstanding as of June 30, 2009 and 2010 amounted to Rp.1,200,000 million and Rp.400,000 million, respectively.

(iii)	On July 28, 2008, Telkomsel entered a medium-term facility loan agreement with BRI for Rp.1,000,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.800,000 million and Rp.400,000 million, respectively.

(iv)	On September 2, 2009, Telkomsel entered a medium-term facility loan agreement with BRI for Rp.800,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2010 amounted to Rp.711,111 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
i.	Bank Ekonomi
(i)	On December 7, 2006, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.14,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 63 monthly installments starting from September 12, 2007 and ending on December 12, 2012. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.10,255 million and Rp.7,772 million, respectively.

(ii)	On March 9, 2007, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.13,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 60 monthly installments starting from December 12, 2007 and ending on December 12, 2012. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.8,188 million and Rp.6,206 million, respectively.

(iii)	On September 10, 2008, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.33,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% and is payable in 78 monthly installments starting from March 11, 2009 and ending on March 11, 2015. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.32,103 million and Rp.28,052 million, respectively.

(iv)	On August 7, 2009, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.65,000 million. On September 17, 2009, the agreement is amended to change the facility to Rp.35,000 million. The facility bears a floating interest rate from 12.50% per annum to 13.50% per annum and is payable in 36 monthly installments with maturity date on September 9, 2012. As of June 30, 2010, the principal outstanding amounted to Rp.21,582 million.

(v)	On August 7, 2009, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.20,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 48 monthly installments. A portion of the facilities of Rp.7,000 million will mature in November 19, 2013 and the remainder of Rp.4,750 million will mature in April 7, 2014. As of June 30, 2010, the principal outstanding amounted to Rp.10,776 million.
These credit facilities are secured by a parcel of land and buildings of Sigma located in Surabaya (Note 11) and Sigma’s trade receivables (Note 6) and also includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables.

As of June 30, 2010, Sigma has complied with the above covenant.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
j.	Syndication of banks
(i)	On July 29, 2008, the Company entered into a long-term loan agreements with syndication of BNI, BRI and Bank Jabar (syndication of banks) of Rp.2,400,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on July 28, 2013. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.2,400,000 million and Rp.2,100,000 million, respectively.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of June 30, 2010 as follows:
1.	Debt to equity ratio should not exceed 2:1.

2.	Debt service coverage ratio should exceed 125%.
(ii)	On June 16, 2009, the Company entered into a long-term loan agreements with syndication of BNI and BRI (syndication of banks) for Rp.2,700,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 2.45% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on June 15, 2014. As of June 30, 2009 and 2010, the principal outstanding amounted to Rp.2,200,000 million and Rp.2,700,000 million, respectively.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of June 30, 2010 as follows:
1.	Debt to equity ratio should not exceed 2:1.

2.	Debt service coverage ratio should exceed 125%.
k.	ANZ Panin

On September 4, 2009, Telkomsel entered a medium-term facility loan agreement with ANZ Panin for Rp.1,000,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 2.5% per annum which becomes due quarterly in arrears and is unsecured.

l.	BII

On September 15, 2009, Telkomsel entered a medium-term facility loan agreement with BII for Rp.500,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
m.	OCBC Indonesia

On November 2, 2009, Telkomsel entered a medium-term facility loan agreement with OCBC Indonesia for Rp.200,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. On February 2, 2010, the loan facility from OCBC Indonesia amounted to Rp.100,000 million was drawdown by Telkomsel.

n.	OCBC NISP

On November 2, 2009, Telkomsel entered a medium-term facility loan agreement with OCBC NISP for Rp.500,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. On February 2, 2010, the loan facility from OCBC NISP amounted to Rp.250,000 million was drawdown by Telkomsel.

o.	AAB Hong Kong

On December 30, 2009, pursuant to agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 49a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with AAB Hong Kong and SCB (as “Arrangers”) for a total facilities of US$318 million for the purchase of Ericsson telecommunication equipment and services.

The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively.

Borrowings under the facilities bear interest at an average six-month LIBOR plus 0.2% per annum and SEK Funding cost 0.62% per annum which become due semi-annually in arrears and is unsecured.

As of June 30, 2010, the facilities have not been utilized.

p.	ICBC

On December 30, 2009, pursuant to agreement with Huawei International Pte.Ltd. (“Huawei International“) and Huawei Tech (Note 49a.ii), Telkomsel entered into a Sinosure-Backed Facility Agreement (“facility”) with the ICBC (as “Arranger”) for a total facilities of US$266 million, including premium of US$16 million for the purchase of Huawei Tech telecommunication equipment and services.

The facilities consist of facility 1 and 2 amounting to US$166 million and US$100 million, respectively.

Borrowings under the facilities bear interest at an average six-month LIBOR plus 1.2% per annum, which become due semi-annually in arrears and is unsecured.

As of June 30, 2010, the facilities have not been utilized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
q.	BoC

On December 30, 2009, Telkomsel entered into a long-term loan agreement with BoC for a loan facility of US$100 million for the purchase of telecommunication equipment and services from Chinese suppliers.

Borrowing under the facility bears interest at an average six-month LIBOR plus 2.55% per annum, which becomes due semi-annually in arrears and is unsecured.

On June 10, 2008, US$12.4 million (equivalent to Rp.112,583 million) has been drawdown from the facility

r.	Finnish Export Credit Ltd (“FEC”)

On March 2, 2010, Telkomsel entered into a facility loan agreement with FEC (as “the original lender”), Citibank and Credit Suisse AG, Zurich (as “arrangers”) The Hongkong and Shanghai Banking Corporation limited (as “the arranger and FEC counterparty”) and HSBC Bank Plc (as “the agent”) for total facility of US$264 million including premium of US$14 million for the purchase of Nokia Siemens Networks telecommunication equipment and services.

The facilities consist of facility 1 and 2 amounting to US$127 million and US$137 million, respectively.

Borrowings under the facilities bear interest at an Commercial Interest Reference rate (“CIRR”) plus 1.2% per annum, which become due semi-annually in arrears.

As of June 30, 2010, the facilities have not been utilized.
Telkomsel has no collateral for its bank loans, or other credit facilities except time deposits (Notes 9 and 48h). The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
s.	JBIC

On March 26, 2010, in connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for a loan facility of US$59.89 million for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$35.93 million and US$23.96 million. The facilities are repayable in 10 equal semi-annual installments commencing 6 months after utilization. Borrowings under the facilities bear interest 4.56% and in arrears at an average six-month LIBOR plus 0.70% per annum and are unsecured. As of the issuance date of the consolidated financial statements, the facilities have not been utilized.

t.	BTN

On September 10, 2009, Ad Medika entered into a facility loan agreement with BTN for Rp.9,500 million. The loan bears a fixed interest rate of 14.75% per annum and is payable in 60 monthly installments and will mature on August 10, 2014. Up to March 31, 2010, the facility is fully drawdown.

The facility is secured by Ad Medika’s fixed asset in form of land which is located in Jakarta (Note 11) and Ad Medika’s receivables (Note 6).

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS
Deferred consideration represents the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2009	2010
KSO IV transaction
MGTI	1,310,917	433,556
Less discount	(79,064)	(8,892)

	1,231,853	424,664

KSO VII transaction
BSI	831,576	306,116
Less discount	(87,428)	(11,346)

	744,148	294,770

Total	1,976,001	719,434
Current maturity — net of discount (Note 20a)	(1,202,958)	(719,434)

Long-term portion — net of discount (Note 20b)	773,043	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)
a.	KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through January 2011 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of June 30, 2009 and 2010, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$128.3 million (equivalent to Rp.1,310,917 million) and US$47.8 million (equivalent to Rp.433,556 million), respectively.

b.	KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of the KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through January 2011 at a discount rate of 15%, plus the direct cost of the business combination.

As of June 30, 2009 and 2010, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.831,576 million and Rp.306,116 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	MINORITY INTEREST

	2009	2010
Minority interest in net assets of subsidiaries:
Telkomsel	8,424,732	9,702,674
Metra	63,594	37,617
Infomedia	7,190	7,194

Total	8,495,516	9,747,485

	2009	2010
Minority interest in net income of subsidiaries:
Telkomsel	2,161,935	2,058,193
Metra	4,030	1,231
Infomedia	36,702	322

Total	2,202,667	2,059,746

26.	CAPITAL STOCK

	2009
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.47	2,580,118
JPMCB US Resident (Norbax Inc.)	1,061,678,100	5.40	265,420
The Bank of New York Mellon Corporation	1,925,020,496	9.78	481,255
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,362,232,360	32.35	1,590,558

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 27)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	CAPITAL STOCK (continued)

	2010
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.47	2,580,118
The Bank of New York Mellon Corporation	1,920,127,496	9.76	480,032
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	7,428,803,460	37.77	1,857,201

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 28)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors, issuance of new shares and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.

27.	ADDITIONAL PAID-IN CAPITAL

	2009	2010
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

28.	TREASURY STOCK
The Company had repurchased the Series B shares phase I, II and III based on the AGM of Stockholders of the Company (Note 1c) and on the potential crisis market condition based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	TREASURY STOCK (continued)
As of June 30, 2009 and 2010, the Company has repurchased 490,574,500 of the Company’s issued and outstanding Series B shares, respectively, representing 2.43% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.4,264,073 million up to June 30, 2009 and 2010, respectively, (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

Pursuant to the AGM of Stockholders of the Company dated June 11, 2010, the stockholders approved the changes to the Company’s plan for the treasury stock as result of the Share Buy Back I, II and III, as follows: (i) market placement; (ii) cancellation; (iii) equity conversion; and (iv) funding.

For the period from January 1 to June 30, 2009 and 2010, the Company did not repurchase any treasury shares. As of the issuance date of the consolidated financial statements, no shares were repurchased or sold.

29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL
The balance of this account amounting to Rp.478,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure. As of June 30, 2009 and 2010, the development of the related infrastructures amounted to Rp.416,773 million and Rp.505,147 million, respectively.

As of June 30, 2009 and 2010, the Company has received an aggregate of Rp.360,000 million and Rp.478,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments of Rp.90,000 million from 2005 to 2008 and Rp.118,000 million on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

30.	TELEPHONE REVENUES

	2009	2010
Fixed lines
Local and SLJJ	5,449,725	4,858,858
Monthly subscription charges	1,805,154	1,673,278
Installation charges	59,887	51,496
Others	129,790	101,300

Total	7,444,556	6,684,932

Cellular
Usage charges	13,402,050	13,784,862
Features	246,301	351,182
Monthly subscription charges	196,980	225,209
Connection fee charges	114,885	37,943

Total	13,960,216	14,399,196

Total Telephone Revenues	21,404,772	21,084,128

31.	INTERCONNECTION REVENUES

	2009	2010
Cellular interconnection	784,268	838,403
International interconnection	518,963	543,455
Others	133,958	141,104

Total — Net	1,437,189	1,522,962

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 48).

Refer to Note 45 for details of related party transactions.

32.	DATA, INTERNET AND INFORMATION TECHNOLOGY REVENUES

	2009	2010
Short Messaging Services (“SMS”)	5,421,169	5,623,532
Internet, data communication and information technology services	3,171,539	4,480,401
VoIP	52,788	81,516
e-Business	18,661	36,870

Total	8,664,157	10,222,319

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

33.	NETWORK REVENUES

	2009	2010
Leased lines	373,139	348,582
Satellite transponder lease	216,911	206,408

Total	590,050	554,990

Refer to Note 45 for details of related party transactions.

34.	OTHER TELECOMMUNICATIONS SERVICES

	2009	2010
Customer Premise Equipment (“CPE”) and terminal	249,106	346,133
Directory assistance	204,927	191,945
Universal Service Compensation	—	156,613
Pay TV	47,303	71,756
Others	14,472	92,250

Total	515,808	858,697

35.	PERSONNEL EXPENSES

	2009	2010
Salaries and related benefits	1,399,306	1,403,174
Vacation pay, incentives and other benefits	1,267,724	1,132,526
Employees’ income tax	367,699	411,326
Net periodic pension costs (Notes 42a)	264,024	176,188
Net periodic post-retirement health care benefits costs (Note 44)	165,652	119,155
Housing	104,094	109,288
Other post-retirement cost (Note 42b)	40,734	32,938
LSA and LSA termination costs (Notes 43a,b)	13,711	22,376
Other employees’ benefits (Note 42c)	7,364	9,300
Medical	4,385	3,208
Others	45,226	47,661

Total	3,679,919	3,467,140

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

36.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2009	2010
Operations and maintenance	3,863,781	4,579,710
Radio frequency usage charges (Note 49c.iii)	1,148,652	1,841,046
Concession fees and Universal Service Obligation charges	539,721	577,746
Cost of handset, phone, SIM and RUIM cards	569,858	470,578
Electricity, gas and water	306,394	360,326
Insurance	159,205	188,020
Vehicles rental and supporting facilities	129,083	129,346
Leased lines and CPE	156,205	123,962
Cost of IT services	94,981	102,000
Travelling	29,024	28,272
Others	18,636	8,727

Total	7,015,540	8,409,733

Refer to Note 45 for details of related party transactions.

37.	GENERAL AND ADMINISTRATIVE EXPENSES

	2009	2010
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	308,863	271,621
Collection expenses	337,464	206,265
Travelling	113,050	121,177
Security and screening	132,176	119,928
General and social contribution	88,433	100,315
Training, education and recruitment	93,520	98,361
Professional fees	43,837	63,731
Meetings	33,781	36,837
Stationery and printing	27,009	30,070
Vehicle rental	34,149	22,859
Research and development	2,838	5,711
Others	22,751	41,635

Total	1,237,871	1,118,510

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	INTERCONNECTION EXPENSES

	2009	2010
Cellular interconnection	858,456	907,148
International interconnection	516,707	517,237
Others	89,005	74,936

Total	1,464,168	1,499,321

Refer to Note 45 for details of related party transactions.

39.	TAXATION
a.	Claim for tax refund

	2009	2010
The Company
Corporate income tax	—	226,539

	—	226,539

Subsidiaries
Corporate income tax	5,484	11,167
Income tax — including interest
Article 21 — Individual income tax	388	—
Article 26 — Withholding tax on non-resident income tax	—	640
Value Added Tax (“VAT”) — including interest	216,672	1,811

	222,544	13,618

	222,544	240,157

b.	Prepaid taxes

	2009	2010
The Company
Corporate income tax	255,168	25,824

	255,168	25,824

Subsidiaries
Corporate income tax	533,765	246,660
VAT	17,411	78,630
Article 22— Withholding tax on goods delivery and imports	—	97
Article 23 — Withholding tax on services delivery	3,556	10,586

	554,732	335,973

	809,900	361,797

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
c.	Taxes payable

	2009	2010
The Company
Income taxes
Article 4 (2) — Final tax	9,529	4,023
Article 21— Individual income tax	99,561	124,891
Article 22— Withholding tax on goods delivery and imports	2,550	1,310
Article 23— Withholding tax on services delivery	7,232	8,982
Article 25— Installment of corporate income tax	6,069	5,395
Article 26— Withholding tax on non-resident income tax	1,305	1,313
Article 29— Underpayment of corporate income tax	23,203	44,768
VAT	249,270	90,153

	398,719	280,835

Subsidiaries
Income taxes
Article 4 (2) — Final tax	15,390	19,215
Article 21— Individual income tax	25,303	22,268
Article 22— Withholding tax on goods delivery and imports	2	2
Article 23— Withholding tax on services delivery	15,932	43,942
Article 25— Installment of corporate income tax	318,230	410,703
Article 26— Withholding tax on non-resident income tax	22,681	25,664
Article 29— Underpayment of corporate income tax	320,930	19,524
VAT	86,016	100,880

	804,484	642,198

	1,203,203	923,033

d.	The components of income tax expense are as follows:

	2009	2010
Current
The Company	529,622	311,214
Subsidiaries	2,273,272	1,917,170

	2,802,894	2,228,384

Deferred
The Company	326,335	434,076
Subsidiaries	162,242	154,893

	488,577	588,969

	3,291,471	2,817,353

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2009	2010
Consolidated income before tax	11,537,951	10,880,374
Add back consolidation eliminations	3,999,469	3,833,641

Consolidated income before tax and eliminations	15,537,420	14,714,015
Less: income before tax of the subsidiaries	(8,612,429)	(8,017,945)

Income before tax attributable to the Company	6,924,991	6,696,070
Less: income subject to final tax	(364,963)	(272,976)

	6,560,028	6,423,094

Tax calculated at applicable rates	1,508,806	1,284,618
Non-taxable income	(913,394)	(769,350)
Non-deductible expenses	153,677	121,524
Deferred tax assets that cannot be utilized — net	69,906	88,356

Corporate income tax expense	818,995	725,148
Final income tax expense	36,962	20,142

Total income tax expense of the Company	855,957	745,290
Income tax expense of the subsidiaries	2,435,514	2,072,063

Total consolidated income tax expense	3,291,471	2,817,353

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the six months period ended June 30, 2009 and 2010, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
e.	(continued)

	2009	2010
Income before tax attributable to the Company	6,924,991	6,696,070
Less: income subject to final tax	(364,963)	(272,976)

	6,560,028	6,423,094

Temporary differences:
Amortization of intangible assets	491,656	508,807
Depreciation of property, plant and equipment	(49,987)	(82,722)
Allowance for doubtful accounts	232,989	182,797
Accrued employees’ benefits	(138,374)	(160,397)
Depreciation of property, plant and equipment under RSA	44,376	25,633
Finance leases	(15,442)	(3,595)
Foreign exchange gain on deferred consideration for business combinations	(67,311)	(26,775)
Allowance for inventory obsolescence	5,721	7,089
Amortization of land rights	(1,994)	(2,123)
Inventories written-off	—	(6,785)
Gain on sale of property, plant and equipment	(3,547)	(9,430)
Amortization of unearned income on RSA	(60,888)	(31,721)
Trade receivables written-off	—	(213,871)
Net periodic pension and other post-retirement benefits costs	(199,559)	(285,921)
Payments of deferred consideration for business combinations	(600,184)	(588,854)
Accrued early retirement benefits	(788,206)	(1,028,639)
Other provisions	35,840	(12,093)

Total temporary differences	(1,114,910)	(1,728,600)

Permanent differences:
Net periodic post-retirement health care benefit costs	165,652	114,614
Amortization of discounts on promissory notes	520	1,821
Equity in net income of associates and subsidiaries	(3,971,279)	(3,846,748)
Others	501,991	491,184

Total permanent differences	(3,303,116)	(3,239,129)

Taxable income	2,142,001	1,455,365

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
e.	(continued)

	2009	2010
Current corporate income tax expense	492,660	291,073
Final income tax expense	36,962	20,141

Total current income tax expense of the Company	529,622	311,214
Current income tax expense of the subsidiaries	2,273,272	1,917,170

Total current income tax expense	2,802,894	2,228,384

f.	Tax assessment
(i)	The Company

On 16 June 2010, Directorate General of Tax (“DGT”) has audited the Company’s income tax overpayment amounting Rp.255 billion on 2008 fiscal year. Subsequently DGT issued SKPLB on corporate income tax amounting Rp.228 billion in June 2010 net-off SKPLB amounting Rp.27 billion, where Rp.1.12 billion of which has been charged to the Company’s 2010 income statement. The rest of Rp25.82 billion is still under management consideration of whether to accept or filing an appeal.

The Company received SKPKB on VAT amounting Rp.1.69 billion including tax of Rp470 million which has been net off with SKPLB of income taxes. Therefore, the Company received restitution from DGT amounting Rp.226 billion (Note 52e).

(ii)	Telkomsel

Due to recalculation of depreciation for fiscal year 2006, Telkomsel claimed for overpayment from the previously reported tax of Rp.12.5 billion. Telkomsel is currently being tax audited for fiscal year 2006. As of the issuance date of the consolidated financial statements, the tax audit has not been completed yet.

In 2007, Telkomsel was also assessed by the DGT for underpayments of withholding taxes, VAT and corporate income tax, including penalties, covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection to the underpayment assessments of withholding taxes and VAT including penalties totaling Rp.408 billion.

Subsequently, in December 2008, the DGT approved Rp.141 billion of the objection. In February 2009, Telkomsel received this amount and interest of Rp.39 billion. On February 23, 2009, Telkomsel filed an appeal to the Tax Court for the rejected VAT of Rp.215 billion and recognize it as claim for tax refund (Note 39a). The remaining rejected amount of Rp.52 billion was charged to the 2008 consolidated statements of income. Based on Tax Court’s verdict in March 2010, Telkomsel’s appeal on VAT was accepted with a refund of Rp.215 billion. The refund was received in June 2010 with an interest of Rp.103 billion.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
f.	Tax assessment (continued)
(ii)	Telkomsel (continued)

On October 2, 2007, Telkomsel filed an appeal with the Tax Court for the DGT’ rejection of Telkomsel’s objection to underpayment assessments of withholding taxes articles 23 and 26 for the fiscal year 2002 of Rp.115 billion.

Based on the Tax Court’s decision in December 2008, Telkomsel’s appeal was accepted with a refund of Rp.115 billion. In February 2009, Telkomsel received this amount and interest of Rp.52 billion, net of underpayments of various taxes.

On February 25, 2009, the DGT filed a judicial review to Indonesian Supreme Court (“SC”), on the Tax Court’s decision accepting Telkomsel’s appeal for a refund of Rp.115 billion. Telkomsel believes that the decision has properly been made. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

On February 12, 2009, Telkomsel received a Tax Collection Letter (“Surat Tagihan Pajak” or “STP”) for an underpayment of income tax article 25 for the period of December 2008 of Rp.429 billion (including a penalty of Rp.8 billion). From its letter dated March 3, 2009, Telkomsel filed an objection and requested the DGT to cancel the STP. On April 28, 2009, the DGT rejected the objection. Subsequently, on May 28, 2009, Telkomsel filed an appeal to the Tax Court for the rejection. In August 2009, Telkomsel paid part of the penalty of Rp.4.2 billion.

On December 21, 2009, the Tax Court issued its decision which approved Telkomsel’s appeal and requested the DGT to cancel the STP.

On December 29, 2009, as a result of a tax audit, Telkomsel was assessed for an overpayment of the 2008 corporate income tax of Rp.439 billion. The rejected portion of Rp.3 billion was accepted by Telkomsel and charged to the 2009 consolidated statement of income. On January 28 and February 12, 2010, Telkomsel received claim for tax refund for fiscal year 2008 of Rp.439 billion and Rp.4.2 billion, respectively.

On April 21, 2010, Tax Court notified Telkomsel that DGT filed an appeal to the SC on Tax Court’s decision of cancellation of STP for underpayment of income tax article 25. As of the issuance date of the consolidated financial statements, the appeal is still in process.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)
		credited to the
		consolidated
	December 31,	statements	June 30,
	2008	of income*)	2009
The Company
Deferred tax assets:
Deferred consideration for business combinations	698,048	(186,899)	511,149
Allowance for doubtful accounts	259,195	68,155	327,350
Net periodic pension and other post-retirement benefits costs	275,741	(55,878)	219,863
Accrued expenses	31,877	6,204	38,081
Early termination expenses	220,698	(220,698)	—
Accrued for employee benefits	93,035	(38,745)	54,290
Finance leases	22,034	(4,324)	17,710
Allowance for inventory obsolescence	16,201	1,603	17,804

Total deferred tax assets	1,616,829	(430,582)	1,186,247

The Company
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment’s net book value	(1,570,559)	(28,235)	(1,598,794)
Land rights	(4,922)	(557)	(5,479)
RSA	(57,869)	(4,625)	(62,494)
Intangible assets	(573,918)	137,664	(436,254)

Total deferred tax liabilities	(2,207,268)	104,247	(2,103,021)

Deferred tax liabilities of the Company — net	(590,439)	(326,335)	(916,774)
Deferred tax liabilities of the subsidiaries — net	(2,314,434)	(250,022)	(2,564,456)

Total deferred tax liabilities — net	(2,904,873)	(576,357)	(3,481,230)

Total deferred tax assets — net	—	87,780	87,780

*)	Including adjustment due to changes in tax rate (Note 39h)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	Acquisition		June 30,
	2009	of income	of Ad Medika	Reclassification	2010
The Company
Deferred tax assets:
Deferred consideration for business combinations	335,409	(153,907)	—	—	181,502
Allowance for doubtful accounts	268,427	(9,923)	—	—	258,504
Net periodic pension and other post-retirement benefits costs	160,310	(71,480)	—	—	88,830
Accrued expenses	36,239	12	—	—	36,251
Early termination expenses	257,160	(257,160)	—	—	—
Accrued for employee benefits	84,719	(40,088)	—	—	44,631
Finance leases	18,432	(3,555)	—	—	14,877
Allowance for inventory obsolescence	17,672	749	—	—	18,421

Total deferred tax assets	1,178,368	(535,352)	—	—	643,016

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	Acquisition		June 30,
	2009	of income	of Ad Medika	Reclassification	2010
Deferred tax liabilities: (continued)
Difference between accounting and tax property, plant and equipment’s net book value	(1,650,200)	(25,435)	—	—	(1,675,635)
Land rights	(5,808)	(531)	—	—	(6,339)
RSA	(44,596)	40	—	—	(44,556)
Intangible assets	(271,202)	127,202	—	—	(144,000)

Total deferred tax liabilities	(1,971,806)	101,276	—	—	(1,870,530)

Deferred tax liabilities of the Company — net	(793,438)	(434,076)	—	—	(1,227,514)
Deferred tax liabilities of the subsidiaries — net	(2,549,763)	(152,821)	(6,290)	8,172	(2,700,702)

Total deferred tax liabilities — net	(3,343,201)	(586,897)	(6,290)	8,172	(3,928,216)

Total deferred tax assets — net	94,953	(2,072)	—	—	92,881

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than the estimates.

Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the DGT, hence, it was reversed with a corresponding deduction to the deferred tax liability. The rejection of the recalculation resulted in a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of prepaid taxes.

h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax return on the basis of self assessment. DGT may assess or amend taxes within ten years of the time the tax becomes due, or until the end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	TAXATION (continued)
h.	Administration (continued)

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that the corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates ranging from 10% to 30%) and 25% in 2010. As of June 30, 2009 and 2010, the Company and its subsidiaries measured the effect of the change of enacted tax rate in calculating its deferred tax assets and liabilities depending on the timing of realization of its estimates.

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applicable for qualifying companies listed and for whose stock is traded on the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks on the IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of 6 months in one tax year. The Company has met the required criteria. Therefore, for the purposes of calculating income tax expenses and liabilities for the financial reporting periods of June 30, 2009 and 2010, the Company has incorporate 5% decrease in tax rates.

The Company’s tax audit has been performed up to 2008 fiscal year, except for fiscal years 2003 and 2009 the tax audit has not been conducted.

Telkomsel is currently undergoing a tax audit for the 2008 and 2006 fiscal year. No tax audit has been conducted for fiscal year 2003 and 2009. A tax audit has been completed for all other fiscal years.

In 2008, DGT issued a sunset policy program in the form of an opportunity for the tax payer to make a revision in the prior years for underpaid (“Surat Pemberitahuan Tahunan” or “Annual SPT”), which will be granted free tax administration sanction and no assessment in the related fiscal year, unless the DGT find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized the sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal years 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007 and 2008, unless the Company files for overpaid Annual SPT then a tax assessment will be performed.

40.	BASIC EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period, totaling 19,748,574,254 and 19,669,424,780 for six months period ended June 30, 2009 and 2010, respectively.

Basic earning per share amounting to Rp.306.04 and Rp.305.21 (full amount) for six months period ended June 30, 2009 and 2010, respectively.

The Company does not have potentially dilutive ordinary shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	CASH DIVIDENDS AND GENERAL RESERVE
Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 22 dated June 12, 2009 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2008 amounting to Rp.5,840,708 million or Rp.296.94 per share and the appropriation of Rp.4,778,761 million for general reserves.

Pursuant to the AGM of Stockholders of the Company as stated by the minutes of which have been summarized by deed No. 179 dated June 11, 2010 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2009 amounting to Rp.5,666,070 million or Rp.288.06 per share (of which Rp.524,190 million or Rp.26.65 per share was distributed as an interim cash dividend in November 2009), the appropriation of Rp.5,666,070 million for retained earnings.

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS

	2009	2010
Accrued pension and other post-retirement benefit costs
Pension
The Company	552,085	96,151
Telkomsel	86,492	150,474

Accrued pension costs	638,577	246,625
Other post-retirement benefits	234,943	226,447
Obligation under Labor Law	70,140	86,048

Accrued pension and other post-retirement benefit costs	943,660	559,120

Prepaid pension benefit costs	256	730

Net periodic pension costs
The Company	236,674	138,656
Telkomsel	27,347	37,483
Infomedia	3	49

Net periodic pension costs (Note 35)	264,024	176,188

Other post-retirement cost (Note 35)	40,734	32,938

Other employee benefits (Note 35)	7,364	9,300

a.	Pension
1.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for six months period ended June 30, 2009 and 2010 amounted to Rp.444,531 million and Rp.282,382 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.1,852 million and Rp.2,099 million for the six months period ended June 30, 2009 and 2010, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of June 30, 2009 and 2010, for its defined benefit pension plan:

	2009	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	9,516,975	11,753,439
Service costs	112,370	155,708
Interest costs	557,787	578,712
Plan participants’ contributions	22,356	21,091
Actuarial (gains) losses	794,689	(712,633)
Expected benefits paid	(220,534)	(361,346)

Projected benefits obligation at end of period	10,783,643	11,434,971

Change in plan assets
Fair value of plan assets at beginning of year	8,713,418	12,300,181
Expected return on plan assets	515,415	643,359
Employer’s contributions	444,531	282,382
Plan participants’ contributions	22,356	21,091
Actuarial (losses) gains	792,854	(592,494)
Expected benefits paid	(202,616)	(310,292)

Fair value of plan assets at end of period	10,285,958	12,344,227

Funded status	(497,685)	909,256
Unrecognized prior service costs	1,387,059	1,165,738
Unrecognized net actuarial gains	(1,441,459)	(2,171,145)

Accrued pension benefit costs	(552,085)	(96,151)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016.

The actual return on plan assets was Rp.1,407,261 million and Rp.976,476 million for six months period ended June 30, 2009 and 2010, respectively.

The movement of the accrued pension benefits costs during the six months period ended June 30, 2009 and 2010, is as follows:

	2009	2010
Accrued pension benefits costs at beginning of year	775,657	410,209
Net periodic pension cost less amounts charged to subsidiaries	236,674	138,656
Amounts charged to subsidiaries under contractual agreements	367	861
Employer’s contributions	(444,531)	(282,382)
Benefits paid by the Company	(16,082)	(171,193)

Accrued pension benefits costs at end of year	552,085	96,151

As of June 30, 2009 and 2010, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of June 30, 2009 and 2010, plan assets included Series B shares issued by the Company with fair value totaling Rp.308,999 million and Rp.310,975 million, respectively, representing 3.00% and 2.52% of total assets of Dapen as of June 30, 2009 and 2010, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 42b) was performed based on the measurement date as of December 31, 2008 and 2009, with reports dated March 31, 2009 and March 30, 2010, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2008 and 2009, are as follows:

	2008	2009
Discount rate	12%	10.75%
Expected long-term return on plan assets	11.5%	10.5%
Rate of compensation increases	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The components of net periodic pension costs are as follows:

	2009	2010
Service costs	112,370	155,708
Interest costs	557,787	578,712
Expected return on plan assets	(515,415)	(643,359)
Amortization of prior service costs	110,660	110,660
Recognized actuarial gain	(28,361)	(62,204)

Net periodic pension costs	237,041	139,517
Amount charged to subsidiaries under contractual agreements	(367)	(861)

Total net periodic pension costs less amounts charged to subsidiaries (Note 35)	236,674	138,656

2.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of June 30, 2009 and 2010:

	2009	2010
Projected benefits obligation	(318,340)	(442,111)
Fair value of plan assets	162,373	154,091

Unfunded status	(155,967)	(288,020)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	(751)	(688)
Unrecognized net actuarial losses	68,664	136,850
Unrecognized net obligation at the date of initial application of PSAK 24	1,562	1,384

Accrued pension benefits costs	(86,492)	(150,474)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	2009	2010
Service costs	16,974	21,754
Interest costs	17,042	20,957
Expected return on plan assets	(7,728)	(8,078)
Amortization of past service costs	(32)	(32)
Recognized actuarial losses	1,002	2,793
Amortization of net obligation at the date of initial application of PSAK 24	89	89

Net periodic pension costs (Note 35)	27,347	37,483

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2008 and 2009, with reports dated February 12, 2009 and February 8, 2010, respectively, by WWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2008 and 2009 for each of the year, are as follows:

	2008	2009
Discount rate	12%	10.5%
Expected long-term return on plan assets	12%	10.5%
Rate of compensation increases	9%	8%
3.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of June 30, 2009 and 2010, are as follows:

	2009	2010
Projected benefits obligation	(5,655)	(7,662)
Fair value of plan assets	5,911	8,392

Funded status	256	730

Prepaid pension benefits costs	256	730

The net periodic pension costs of Infomedia amounted to Rp.3 million and Rp.49 million for six months period ended June 30, 2009 and 2010, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
b.	Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The movement of the other post-retirement benefits for six months period ended June, 2009 and 2010, are as follows:

	2009	2010
Accrued other post-retirement benefits costs at beginning of year	210,345	209,183
Other post-retirement benefits costs	40,734	32,938
Other post-retirement benefits paid	(16,136)	(15,674)

Total accrued other post-retirement benefits costs at end of year after early retirement benefits	234,943	226,447

The components of the net periodic other post-retirement benefits costs for six months period ended June 30, 2009 and 2010, are as follows:

	2009	2010
Service costs	10,865	9,345
Interest costs	23,080	17,950
Amortization of past service costs	3,414	3,413
Recognized actuarial losses	3,375	2,230

Total net periodic other post-retirement benefits costs (Note 35)	40,734	32,938

c.	Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of June 30, 2009 and 2010 amounted to Rp.70,140 million and Rp.86,048 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.7,364 million and Rp.9,300 million for six months period ended June 30, 2009 and 2010, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.	LONG SERVICE AWARDS (“LSA”)
Telkomsel

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.114,215 million and Rp.206,777 million as of June 30, 2009 and 2010, respectively (Note 45). The related benefits cost charged to expense amounted to Rp.13,711 million and Rp.22,376 million for six months period ended June 30, 2009 and 2010, respectively (Note 35).

44.	POST-RETIREMENT HEALTH CARE BENEFITS
The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer are entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of June 30, 2009 and 2010:

	2009	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	5,855,224	7,165,974
Service costs	36,004	41,961
Interest costs	343,384	372,276
Actuarial losses	385,356	17,036
Expected post-retirement health care paid	(132,168)	(143,962)

Projected benefits obligation at end of year	6,487,800	7,453,285

Change in plan assets
Fair value of plan assets at beginning of year	4,018,693	6,022,263
Expected return on plan assets	205,189	294,766
Employer’s contributions	500,138	360,316
Actuarial gains	386,195	17,036
Expected post-retirement health care paid	(132,168)	(143,962)

Fair value of plan assets at end of year	4,978,047	6,550,419

Funded status	(1,509,753)	(902,866)
Unrecognized net actuarial gains	(726,619)	(658,065)

Accrued post-retirement health care benefits costs	(2,236,372)	(1,560,931)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)
The actual return on plan assets was Rp.168,672 million and Rp.206,244 million for six months period ended June 30, 2009 and 2010, respectively.

The components of net periodic post-retirement health care benefits cost are as follows:

	2009	2010
Service costs	36,004	41,961
Interest costs	343,384	372,276
Expected return on plan assets	(205,189)	(294,766)
Recognized actuarial gains	(8,409)	—

Net periodic post-retirement benefits costs	165,790	119,471
Amounts charged to subsidiaries under contractual agreements	(138)	(316)

Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 35)	165,652	119,155

As of June 30, 2009 and 2010, plan assets included the Company’s Series B shares with total fair value of Rp.66,116 million and Rp.74,936 million, respectively.

The movements of the accrued post-retirement health care benefits costs for six months period ended June 30, 2009 and 2010, are as follows:

	2009	2010
Accrued post-retirement health care benefits costs at beginning of year	2,570,720	1,801,776
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 35)	165,652	119,155
Amounts charged to subsidiaries under contractual agreements	138	316
Employer’s contributions	(500,138)	(360,316)

Accrued post-retirement health care benefits costs at end of year	2,236,372	1,560,931

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2008 and 2009, with reports dated March 31, 2009 and March 30, 2010, respectively, by WWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2008 and 2009, are as follows:

	2008	2009
Discount rate	12%	10.75%
Expected long-term return on plan assets	9.25%	9.25%
Health care costs trend rate assumed for next year	12%	10%
Ultimate health care costs trend rate	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2012

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS
In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.
The following are significant agreements/transactions with related parties:
a.	Government
i.	The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.147,581 million and Rp.80,876 million for six months period ended June 30, 2009 and 2010, respectively. Interest expense for two-step loans represent 15.7% and 8.4% of the total interest expense for each period.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.155,540 million and Rp.168,902 million for six months period ended June 30, 2009 and 2010, respectively (Note 36), representing 0.8% and 0.7%, respectively, of the total operating expenses for each period. Radio frequency usage charges amounted to Rp.1,148,652 million and Rp.1,841,046 million for six months period ended June 30, 2009 and 2010, respectively (Note 36), representing 6.0% and 8.0% of the total operating expenses for each period.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.756,000 million and recognized as an intangible asset (Note 14.iii).

iii.	Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.384,181 million and Rp.408,844 million for six months period ended June 30, 2009 and 2010, respectively (Note 36), representing 2.0% and 1.8% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
b.	Commissioners and Directors remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.27,390 million and Rp.27,439 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each period.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.73,895 million and Rp.78,087 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.4% and 0.3% of the total operating expenses for each period.
c.	Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.
The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2009, and can be applied until a new Minutes of Agreement available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 48). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.	Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii.	In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.	Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.589,485 million and Rp.475,006 million for six months period ended June 30, 2009 and 2010, respectively, representing 1.9% and 1.4% of the total operating revenues for each period.

The Company and its subsidiaries were earned net interconnection income from Indosat of Rp.554,683 million and Rp.456,399 million for six months period ended June 30, 2009 and 2010, respectively, representing 2.9% and 2.0% of the total operating revenues for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.7,921 million and Rp.173,941 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.04% and 0.8% of the total operating expenses for each period.

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)

On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.1,015 million and Rp.212 million for six months period ended June 30, 2009 and 2010, respectively.

ii.	IRU Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an up-front payment of US$2.7 million (Note 13). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the right to use of 30 years. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or HPL) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of June 30, 2009 and 2010, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.74,023 million and Rp.69,230 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.2% of the total operating revenues for each period.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.12,981 million and Rp.16,613 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.04% and 0.05% of total operating revenues for each period.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.17,612 million and Rp.15,648 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each period.

d.	Others

Transactions with all BUMN are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government Agencies in Indonesia for which transactions are treated as that of third parties customers.

(ii)	The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and PSN for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.74,389 million and Rp.62,809 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.2% of the total operating revenues for each period.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.22,350 million and Rp.21,951 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.1% of the total operating revenues for each period.

(iv)	The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.92,460 million and Rp.47,394 million for six months period ended June 30, 2009 and 2010, respectively, representing 1.8% and 0.6% of the total fixed assets purchased in each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(v)	INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI for six months period ended June 30, 2009 and 2010 amounted to Rp.54,134 million and Rp.64,112 million, respectively, representing 1.1% and 0.8% of the total fixed assets purchased in each period.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.110,851 million and Rp.90,198 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.6% and 0.4% of the total operating expenses for each period.

(vii)	The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.158,378 million and Rp.193,982 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.8% of the total operating expenses for each period.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.6,361,118 million and Rp.5,798,311 million as of June 30, 2009 and 2010, respectively, representing 6.7% and 5.9% of the total assets. Interest income recognized for six months period ended June 30, 2009 and 2010 amounted to Rp.97,189 million and Rp.47,213 million, representing 42.0% and 27.1% of the total interest income for each period.

(ix)	The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for six months period ended June 30, 2009 and 2010 amounted to Rp.489,355 million and Rp.460,763 million, respectively, representing 52.2% and 48.1% of the total interest expense for each period.

(x)	The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.178,726 million and Rp.286,452 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.9% and 1.3% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(xi)	The Company and its subsidiaries incurred interconnection revenues from PSN, with a total of Rp.2,499 million and Rp.2,524 million for six months period ended June 30, 2009 and 2010, respectively, representing less than 0.01% of the total operating revenues for each period. And earned interconnection expenses from PSN, with a total of Rp.2,603 million and Rp.2,582 million for six months period ended June 30, 2009 and 2010, respectively, representing less than 0.01% of the total operating expenses for each period

(xii)	The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.3,132 million and Rp.403 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.01% of the total operating revenues for each period.

(xiii)	Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.122,606 million and Rp.100,324 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.6% and 0.4% of the total operating expenses for each period.

(xiv)	Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.312,575 million and Rp.270,746 million for six months period ended June 30, 2009 and 2010, respectively, representing 1.6% and 1.2% of the total operating expenses for each period. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,049,839 million and Rp.1,095,523 million for six months period ended June 30, 2009 and 2010, respectively, representing 3.4% and 3.2% of the total operating revenues for each period.

(xv)	Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.38,248 million and Rp.14,939 million for six months period ended June 30, 2009 and 2010, respectively; representing 0.8% and 0.2% of the total acquisition of fixed assets for each period; and for maintenance of equipment amounted to Rp.17,864 million and Rp.14,000 million for six months period ended June 30, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)
Presented below are balances of accounts with related parties:

		2009		2010
			% of		% of
		Amount	total assets	Amount	total assets
a.	Cash and cash equivalents (Note 5)	5,901,113	6.27	5,222,560	5.27

b.	Temporary investments	280,933	0.30	300,196	0.30

c.	Trade receivables — net (Note 6)	779,849	0.82	921,294	0.93

d.	Other receivables
	State-owned banks (interest)	—	—	7,049	0.01
	Patrakom	4,727	0.00	1,888	0.00
	Government Agencies	2,258	0.00	47	0.00
	Kopegtel	3,827	0.00	34	0.00
	Other	376	0.00	331	0.00

	Total	11,188	0.00	9,349	0.01

e.	Prepaid expenses (Note 8)	1,420,257	1.51	2,280,647	2.30

f.	Other current assets (Note 9)
	BNI	13,544	0.01	48,059	0.05
	Bank Mandiri	10,673	0.00	2,000	0.00
	BRI	—	—	347	0.00

	Total	24,217	0.01	50,406	0.05

g.	Advances and other non-current assets (Note 13)
	BNI	104,163	0.11	132,791	0.13
	Bank Mandiri	1,251	0.00	49,804	0.05
	Kisel	1,088	0.00	1,088	0.00
	Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	0.00	813	0.00
	BRI	347	0.00	—	—

	Total	107,662	0.11	184,496	0.18

h.	Escrow accounts (Note 15)	47,194	0.05	41,743	0.04

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	RELATED PARTY TRANSACTIONS (continued)

		2009		2010
			% of total		% of total
		Amount	liabilities	Amount	liabilities
i.	Trade payables (Note 16)
	Government Agencies	1,236,119	2.06	1,482,806	3.00
	Kopegtel	68,400	0.11	85,138	0.17
	Yakes	4,394	0.01	69,563	0.14
	Indosat	4,997	0.01	33,534	0.07
	INTI	9,539	0.02	12,134	0.02
	SPM	14,148	0.02	11,113	0.02
	Gratika	3,932	0.01	4,404	0.01
	CSM	1,012	0.00
	Patrakom	—	—	835	0.00
	Others	703,890	1.17	620,171	1.25

	Total	2,046,431	3.41	2,319,698	4.68

j.	Accrued expenses (Note 17)
	Employees	638,521	1.06	572,873	1.16
	Government Agencies and state-owned banks	80,088	0.13	71,121	0.14
	PT Jaminan Sosial Tenaga Kerja (Persero)	25,403	0.04	25,341	0.05

	Total	744,012	1.23	669,335	1.35

k.	Short-term bank loans (Note 19)
	BSM	—	—	8,000	0.02

l.	Accrued LSA (Note 43)	114,215	0.19	206,777	0.42

m.	Accrued post-retirement health care benefits (Note 44)	2,236,372	3.72	1,560,931	3.16

n.	Accrued pension and other post-retirement benefits costs (Note 42)	943,660	1.57	559,120	1.13

o.	Two-step loans (Note 21)	3,916,502	6.52	3,245,834	6.57

p.	Notes (Note 22)	—	—	102,000	0.21

q.	Long-term bank loans (Note 23)
	BNI	4,400,000	7.33	3,750,000	7.59
	BRI	3,580,000	5.96	2,948,611	5.96
	Bank Mandiri	1,880,000	3.13	2,557,778	5.17
	BTN	—	—	8,051	0.02

	Total	9,860,000	16.42	9,264,440	18.74

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	SEGMENT INFORMATION
The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses. Goodwill is allocated to the fixed wireline segment.
Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2009
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	10,525,248	1,578,962	20,263,803	243,963	32,611,976	—	32,611,976
Inter-segment operating revenues	2,124,951	38,226	861,572	140,531	3,165,280	(3,165,280)	—

Total segment revenues	12,650,199	1,617,188	21,125,375	384,494	35,777,256	(3,165,280)	32,611,976

External operating expenses	(9,045,034)	(1,195,771)	(10,440,800)	(353,274)	(21,034,879)	—	(21,034,879)
Inter-segment operating expenses	(1,316,186)	—	(1,947,130)	(18,721)	(3,282,037)	3,282,037	—

Segment expenses	(10,361,220)	(1,195,771)	(12,387,930)	(371,995)	(24,316,916)	3,282,037	(21,034,879)

Segment results	2,288,979	421,417	8,737,445	12,499	11,460,340	116,757	11,577,097

Interest expense							(938,093)
Interest income							231,265
Gain on foreign exchange — net							550,454
Other income — net							120,197
Income tax expense							(3,291,471)
Equity in net income of associated companies							(2,969)

Income before minority interest							8,246,480
Unallocated minority interest							(2,202,667)

Net income							6,043,813

Other information
Segment assets	38,722,694	7,532,598	55,174,456	709,334	102,139,082	(8,046,153)	94,092,929
Investments in associates	145,228	—	20,359	—	165,587	—	165,587

Total consolidated assets							94,258,516

Total consolidated liabilities	(26,115,201)	(2,161,824)	(31,121,700)	(298,586)	(59,697,311)	8,045,132	(51,652,179)
Capital expenditures	(1,993,735)	(637,260)	(5,460,209)	(19,945)	(8,111,149)	—	(8,111,149)

Depreciation and amortization	(1,747,825)	(292,206)	(3,989,970)	(28,251)	(6,058,252)	—	(6,058,252)

Amortization of goodwill and other intangible assets	(572,730)	—	(54,462)	(31)	(627,223)	—	(627,223)

Other non-cash expenses	(264,241)	—	(42,663)	(1,958)	(308,862)	—	(308,862)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	SEGMENT INFORMATION (continued)

	2010
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	10,529,395	1,529,512	21,856,004	328,185	34,243,096	—	34,243,096
Inter-segment operating revenues	2,733,563	87,112	822,240	251,867	3,894,782	(3,894,782)	—

Total segment revenues	13,262,958	1,616,624	22,678,244	580,052	38,137,878	(3,894,782)	34,243,096

External operating expenses	(8,565,045)	(1,517,344)	(12,342,284)	(458,902)	(22,883,575)	—	(22,883,575)
Inter-segment operating expenses	(1,842,735)	(62,242)	(2,054,221)	52,955	(3,906,243)	3,906,243	—

Segment expenses	(10,407,780)	(1,579,586)	(14,396,505)	(405,947)	(26,789,818)	3,906,243	(22,883,575)

Segment results	2,855,178	37,038	8,281,739	174,105	11,348,060	11,461	11,359,521

Interest expense							(957,984)
Interest income							174,473
Gain on foreign exchange — net							111,245
Other income — net							198,093
Income tax expense							(2,817,353)
Equity in net income of associated companies							(4,974)

Income before minority interest							8,063,021
Unallocated minority interest							(2,059,746)

Net income							6,003,275

Other information
Segment assets	46,138,488	228,196	61,087,579	823,208	108,277,471	(9,435,737)	98,841,734
Investments in associates	(4,863,306)	5,099,141	20,359	(47,650)	208,594	—	208,594

Total consolidated assets							99,050,328

Total consolidated liabilities	(24,011,248)	(1,145,952)	(33,383,194)	(324,729)	(58,865,123)	9,435,573	(49,429,550)

Capital expenditures	(2,134,871)	(10,424)	(4,098,169)	(19,584)	(6,263,048)	—	(6,263,048)

Depreciation and amortization	(1,655,779)	(364,143)	(4,648,990)	(15,960)	(6,684,872)	—	(6,684,872)

Amortization of goodwill and other intangible assets	(642,706)	(3,734)	(91,094)	(174)	(737,708)	—	(737,708)

Other non-cash expenses	(186,210)	(17,957)	(63,137)	(4,317)	(271,621)	—	(271,621)

47.	REVENUE-SHARING ARRANGEMENTS (“RSA”)
The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.
As of June 30, 2010, the Company has 21 RSA’s with 19 investors. The RSA are located mainly in Pekanbaru, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 71 to 172 months.
Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	RSA (continued)
Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.
In 2009, the Company made amendments to some PBH agreements for extending the PBH period and the PBH ratio between the Company and investors.
The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.39,563 million and Rp.7,959 million as of June 30, 2009 and 2010, respectively (Note 12).
The investors’ share of revenues amounted to Rp.82,573 and Rp.55,567 million for the six months period ended June 30, 2009 and 2010, respectively.

48.	TELECOMMUNICATIONS SERVICES TARIFFS
Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.
a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone service which is connected through fixed line network consists of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:
•	Basic services tariff

•	Roaming tariff

•	Multimedia tariff,
with the following structure:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.
The tariffs are determined based on certain formula consisting of:
•	Network element cost;

•	Retail service activity cost plus margin.
The network element cost is determined using the Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.
c.	Interconnection tariffs

On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)

Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008, valid for one year period, about Agreement to Reference Interconnection Offer (“RIO”) of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:
(1)	Fixed line
a.	Local termination from local fixed line service tariff is Rp.73/minute.

b.	Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

c.	Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

d.	Long distance termination from domestic fixed line service tariff is Rp.560/minute.

e.	Local termination from cellular mobile network service tariff is Rp.203/minute.

f.	Local termination from satellite mobile network service tariff is Rp.204/minute.

g.	Long distance termination from cellular mobile network service tariff is Rp.626/minute.

h.	Long distance termination from satellite mobile network service tariff is Rp.613/minute.

i.	Domestic termination from international network service tariff is Rp.612/minute.

j.	International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

k.	Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute

l.	Local transit service tariff is Rp.69/minute.

m.	Long distance transit service tariff is Rp.295/minute.

n.	International transit service tariff is Rp.316/minute.
(2)	Cellular
a.	Local termination and origination service tariff is Rp.261/minute.

b.	Long distance termination and origination service tariff is Rp.380/minute.

c.	Long distance termination from cellular mobile network service tariff is Rp.493/minute.

d.	Long distance termination from satellite network service tariff is Rp.501/minute.

e.	International termination and origination service tariff is Rp.498/minute.
As of the issuance date of the consolidated financial statements, the RIO is still in renewal process.

Based on Decree No. 14/PER/M.KOMINFO/02/2009 dated February 25, 2009 of the Ministry of Communication and Information Technology, interconnection among operators is settled through a telecommunication traffic clearing process. The clearing function is undertaken collectively by operators under supervision of the Indonesian Telecommunication Regulatory Body.

On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing process. PJN was appointed to conduct voice interconnection clearing processes with the following conditions:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
•	Tariff is Rp.0.4 for every call data record,

•	To support the process, PJN should provide SKTT within 6 months.
The agreement is valid for ten years, extendable based on agreement by both parties or may be terminated prior to such period, subject to amongst other things, PJN’s ability to:
•	Provide the system within the above-mentioned period,
•	Change its Articles of Association in compliance with Corporate Law No. 40/2007, within one month.
As of the date of this report, the operation of voice interconnect clearing is still under preparation.

d.	VoIP interconnection tariff

Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at an agreed fixed amount per minute.

e.	Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

The Company issued network leased tariff which was valid starting from January 21, 2010, in form of:
1.	Network leased activation fee starting from Rp.2,400,000.
2.	Monthly usage tariff for local end to end (under 25 km) varies starting from Rp.3,800,000 up to Rp.74,400,000 depending on the capacity, for monthly usage tariff for long distance end to end (over 25 km) varies starting from Rp.7,100,000 up to Rp.519,700,000 depending on the capacity.
3.	Monthly usage tariff for local point to point (under 25 km) varies starting from Rp.1,500,000 up to Rp.37,200,000 depending on the capacity, for monthly usage tariff for long distance point to point (over 25 km) varies starting from Rp.4,800,000 up to Rp.482,500,000 depending on the capacity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
f.	Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.

g.	Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services. On April 1, 2009, the Company reduced its internet tariff by an average of 20% depending on subscription packages.

h.	Universal Service Obligation (“USO”)

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

Based MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz-2400 MHz.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
h.	USO (continued)

Subsequently, the agreements have been amended. The latest amendments dated December 29, 2009 cover, among other things:
•	Relocations and additions of certain sites,

•	Changes in the price to Rp.1.76 trillion,

•	Extending pre-operating periods to January 31, 2010 and February 28, 2010 and operating periods to March and April 2014.
On February 18, 2009 and March 16, 2009, based on Decrees No. 62/KEP/M.KOMINFO/02/09 dated February 18, 2009 and No. 88/KEP/M.KOMINFO/03/2009 dated March 16, 2009 of the Ministry of Communication and Information Technology, the Minister granted Telkomsel principle licenses to operate a fixed-line network under USO program, the provision of which is subject to an operation acceptance test within six months. The license is extendable for three months based upon evaluation of the DGPT. Telkomsel has obtained the acceptance certificates for package 1, 3 and 6. The operation acceptance tests for package 2 and 7 have been completed, and subsequently, Telkomsel has received the acceptance certificates for those packages. On January 22, 2010, Telkomsel obtained acceptance certificates for package 2 and 7. Subsequently, on January 25, 2010 and January 28, 2010, respectively, based on Decrees No. 39/KEP/M.KOMINFO/01/2010 and No. 41//KEP/M.KOMINFO/01/2010, Telkomsel was granted operating licenses to provide local fixed-line under the USO program in areas covered by agreements between Telkomsel and BTIP. The licenses are valid until the expiration of the agreements, extendable subject to evaluation

49.	COMMITMENTS
a.	Capital expenditures

As of June 30, 2010, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	3,913,528
U.S. Dollars	610	5,536,264
Euro	1	9,806

Total		9,459,598

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)

The above balance includes the following significant agreements:
(i)	Company

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		June 30,
parties	agreement	the agreement	Total contract value	2010
Company and Huawei Consortium (“Huawei”)	September 28, 2007	Procurement and installation agreement for Speedy Access Batch 3	US$19.2 million and Rp.130,774 million	Rp.296 million
Company and PT Datacomm Diangraha	November 28, 2007	Procurement and installation agreement Metro Ethernet Batch 2	Rp.238,948 million	Rp.757 million
Company and Huawei Tech	March 31, 2008	Procurement and installation agreement for Metro Ethernet Batch 3 in Divre V	Rp.103,376 million	Rp.1,271 million
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.142,823 million	Rp.30,864 million
Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.216,498 million	Rp.47,527 million
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 10 in Netre Sumbagsel Area	Rp.117,449 million	Rp.48,863 million
Company and PT Telekomindo Primakarya (“Telekomindo”)	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 11 Netre Sumbagsel	Rp.126,873 million	Rp.5,847 million
Company and PT Brimbun Raya Indah	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic Batch 12 Netre, Jakarta and West Java	Rp.157,315 million	Rp.19,933 million
Company and PT Datacraft Indonesia	December 4, 2008	Procurement and installation agreement for Tera Router 2008 in Divre I, Divre II and Divre V	Rp.108,968 million	Rp.12,100 million
Company and PT Nokia Siemens Networks	December 5, 2008	Procurement and installation agreement for Softswitch and modernization of MSAN Divre V and trial location of Bali and Timika	Rp.71,377 million	Rp.1,534 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		June 3,
parties	agreement	the agreement	Total contract value	2010
Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite	US$178.9 million	US$129.3 million
Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement	US$18.5 million	US$13.3 million
Company and Sansaine Huawei Consortium	May 27, 2009	a. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3	US$6.4 million and Rp.77,159 million	US$4.6 million and Rp.41,422 million
	June 15, 2009	b. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1	US$5.7 million and Rp.52,646 million	US$3.4 million and Rp.22,410 million
Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2	US$15.1 million and Rp.60,122 million	US$9.8 million and Rp.21,079 million
Company and PT Aldomaru	June 11, 2009	Procurement agreement Roll Out Infusion PL 2009	Rp.63,761 million	Rp.34,271 million
Company and PT Dharma Kumala Utama	July 29, 2009	Procurement and installation agreement for Fiber Optic Cable Access & RMJ 2009 in Central Java and East Java Batch 1	Rp.62,180 million	Rp.31,292 million
Company and Sansaine — Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV	US$14.8 million and Rp.29,140 million	US$4.8 million and Rp.18,597 million
Company and Huawei — Sansaine Consortium	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)	US$52.3 million and Rp.114,949 million	US$52.3 million and Rp.114,949 million
Company and Tekken — DMT Concortium	November 25, 2009	Procurement and installation agreement for Fiber Optic Cable Access Divre VI Kalimantan	Rp.52,904 million	Rp.24,434 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		June 3,
parties	agreement	the agreement	Total contract value	2010
Company and NEC — NSN Consortium	December 16, 2009	Procurement and installation agreement for Capacity Expansion Ring Jasuka Backbone 2009	US$9.2 million and Rp.185,937 million	US$3.5 million and Rp.124,229 million
Company and ZTE	December 21, 2009	Procurement and installation agreement for Improvement and Upgrade Jawa Backbone 2009	Rp.58,951 million	Rp.25,517 million
Company and ZTE	April 29, 2010	Item price procurement and installation agreement for Insert Card IP-DSLAM	Rp.57,256 million	Rp.52,867 million
(ii)	Telkomsel

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:
•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and
•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list.
Subsequently, on April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:
•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or
•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three year period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

For the purpose of providing telecommunication services with 3G, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, provided that the suppliers are able to meet the requirements set out in each PO. Based on letters from Telkomsel, the Managed Operation Agreements with those companies were terminated as of June 30, 2008.

On April 17, 2008, Telkomsel, Ericsson Indonesia and PT Nokia Siemens Networks also entered into Technical Service Agreements for technical support of Combined 2G and 3G CS Core Network. The agreements commence:
•	in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•	in all other respects, on the Effective Date;

and continues until the later of:

•	the date which is three years after the Effective Date; and

•	the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 year period.
In March and June 2009, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Indonesia, Nokia Siemens Network Oy, Huawei International, Huawei Tech and ZTE entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

In accordance with the agreements, the Vendors should provide equipment and related services, including amongst other things:
•	Participate in Joint Planning process
•	Provide SITAC and CME works
•	Provide software license
Provision of the equipment and services should be aligned with other agreements such as Combined 2G BSS and 3G Core Network Rollout and Technical Support Agreements dated April 17, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

During the terms, the vendors (excluding Huawei International, Huawei Tech and ZTE) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million (equivalent to Rp.1,172 billion), provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007.

The agreements are valid until the later of:
•	Three years after the effective date; and

•	The date on which the last PO under these agreements terminates or expires in respect of any purchase order issued prior to the expiry of three year period.
Telkomsel may extend terms of the agreements for a period up to 12 months.

Pursuant to expiry of the trial period under 2G BSS and 3G UTRAN Network Trial Agreements with ALU, based on a Settlement Agreement on February 5, 2010, Telkomsel agreed to give a compensation to ALU of US$7.2 million (equivalent to Rp.67.68 billion) and Rp.18.4 billion which was charged to 2009 consolidated statements of income.

On February 3, 2010, Telkomsel entered into the following agreements for maintenance and procurement of equipment and related services:
•	Next Generation Convergence IP RAN Rollout and Technical Support with PT Packet Systems Indonesia and Huawei Tech; and

•	Next Generation Convergence Core Transport Rollout and Technical Support with PT Datacraft Indonesia and Huawei Tech.
The agreements commence on the effective date and continue until the later of:
•	The date which is three years after the effective date; and

•	The date on which the last PO under the agreements terminate or expire in respect of any PO issued prior to the expiry of the three year period.
Telkomsel may extend the term of the agreements by a period of not more than two years.
On February 8, 2010, Telkomsel entered into an Online Charging System and Service Control Points System Solution Development Agreement with Amdocs Software Solutions Limited Liability Company and PT Application Solutions.
The agreement commences on the effective date and continues until the later of:
•	The date which is five years after the effective date; and
•	The date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the five year period.
Telkomsel may extend the term of the agreement by a period of not more than three years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
b.	Borrowings and other credit facilities

Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire on July 31, 2010. Under these facilities, as of June 30, 2010, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$2.19 million) for a 3G performance bond (Note 49c.i). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1.25% per annum (US$). As of June 30, 2009 and 2010, there were no outstanding loans under these facilities.

c.	Others
(i)	3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Notes 1d.a and 2j), Telkomsel amongst other commitments, is required to:
1.	Pay annual BHP fee which is determined based on a certain formula over the license term (10 years). The BHP for the fifth year of the former license was paid in February 2010 and the BHP for the first year of the additional license was paid in September 2009 (Note 14iii). The commitments arising from the BHP as of June 30, 2010 and up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Radio Frequency Usage Tariff
Year	BI rates (%)	Index (multiplier)	Former License	Additional License
1	—	—	20% x HL	100% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL	100% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL	100% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL	100% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL	100% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL	100% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL	100% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL	100% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL	100% x I9 x HL

Notes :

Ri	=	average BI rate from previous period
Auction Price (“Harga Lelang” or HL)	=	Rp.160,000 million
Index	=	adjustment to the bidding price for the respective year
The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
c.	Others (continued)
(i)	3G license (continued)
2.	Provide roaming access for the existing 3G operators.

3.	Contribute to USO development.

4.	Construct a 3G network which covers a minimum number of provinces, as follows:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
(ii)	Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 15). In 2008, 2 companies draw back from the consortium, hence the total number of Palapa Ring Consortium’s member become 4 companies including the Company.

(iii)	Radio Frequency Usage

In accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations with the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 49c.i). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered carrier (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations. The fees for 2010 will be determined based on 46,909 TX in operation as of June 30, 2010, with a fee ranging from Rp.0.07 million to Rp.17.55 million for each TX and based on 316,085 TRXs in operation as of June 30, 2010, with a fee ranging from Rp.3.40 million to Rp.15.90 million for each TRX (Note 8).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
c.	Others (continued)
(iv)	Apple, Inc

On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to customers using a third party (PT Trikomsel OKE) and providing cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

(v)	Operating leases

	Minimum lease payment
		Less than	1-5	More than
	Total	1 year	years	5 years
Operating leases	271,490	67,859	178,484	25,147
Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

50.	CONTINGENCIES
a.	In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management’s estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.95,102 million as of June 30, 2010.

b.	On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunication facilities in connection with the provision of VoIP services, whereby one of the Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII.

On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling. On May 4, 2010, the Company received SC’s decision that found the defendant guilty and sentenced the defendant to a six-year prison term, Rp.500 million penalty, and indemnity amounting Rp.30,115 million by jointly liability. The defendants filed a judicial review to SC for the decision. As of the issuance date of the consolidated financial statements, no decision has been reached on the judicial review.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	CONTINGENCIES (continued)
b.	(continued)

On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave a Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. On November 5, 2008, the Bali High Court found the defendants guilty. On January 16, 2009, one of the defendants in Bali High Court has filed an appeal to the Indonesian SC. As of the issuance date of the consolidated financial statements, no decision has been reached on both appeals.

c.	The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things :
•	Telkomsel was proven not to have violated article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:
▪	Maximum 5% of total shares for each buyer,

▪	The buyer is not associated with Temasek Holdings.
•	Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.
On May 9, 2008 the Court pronounced its verdict and concluded among other things:
•	Telkomsel was proven not to have violated article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease their ownership by 50% in each of those companies within twelve months from the date of the decision becoming final and legally binding at the following conditions:
▪	Maximum 10% of total shares for each buyer,

▪	The buyer is not associated with Temasek Holdings.
•	Telkomsel was charged a penalty of Rp.15 billion,

•	The Court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.
On May 22, 2008, Telkomsel filed an appeal to the SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. On May 14, 2009, Telkomsel filed a judicial review to the SC on the verdict. On May 5, 2010, SC pronounced that it rejected Telkomsel’s appeal for the judicial review. As of the issuance date of the consolidated financial statements, Telkomsel has not received any formal verdict form the SC.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	CONTINGENCIES (continued)
d.	Certain subscribers of Telkomsel, Indosat and PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk) which are domiciled in Bekasi, Tangerang and other various locations, represented by the Law Firms, have filed class-action lawsuits with the Courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

On July 8, 2008, the class-action lawsuits filed in Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed.

On August 14, 2008, based on the Court’s verdict, the class-action lawsuits in Tangerang shall be consolidated with other various locations. The subscribers in other various locations objected to the decision and filed an appeal to the SC. On January 21, 2009, in its verdict No. 01K/Pdt.Sus/2009, the SC approved the subscribers’ appeal, accordingly, the class action lawsuit is processed separately in the respective Court.

On January 27, 2010, the Central Jakarta District Court decided to revoke a class action lawsuit which was filed by certain subscribers of other various locations

On May 24, 2010, the class-action lawsuits filed in Tangerang District Courts against the Parties by certain subscribers has been revoked and the case is closed.

Management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis.

e.	The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

Pursuant to the decision of KPPU dated June 17, 2008, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Management believes that there are no such cartel practices that led to breach of prevailing regulations. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	CONTINGENCIES (continued)
f.	On March 30, 2010, the Company was notified of MoCI Letter No. 152/M.KOMINFO/03/2010 dated March 26, 2010 regarding the explanation on the Rights of Usage (“Biaya Hak Pengunaan” or “BHP”) fee of Telkom Flexi Calculation and a Letter of Technical Team of State Revenue Optimization of Telecommunication Sector Task Force Fields of Non-Tax State Revenues (“Penerimaan Negara Bukan Pajak” or PNBP) through a letter of the Director of Government Institute Supervision for Other Economic Affairs of The Financial and Development Supervisory Agency (“Badan Pengawasan Keuangan dan Pembangunan” or BPKP) No.S-71/OPN.TEKNIS.1.2.2/03/2010. The letter required the Company to make additional payments in relation to its historical BHP license fee obligations and applied an additional administrative penalty. The Company has recognized the additional BHP obligations in its financial results. As of the issuance date of the consolidated financial statements, the Company believes the penalty should not apply. The Company is reviewing the letter to determine actions to be taken including consideration of filing an appeal to the MoCI regarding the decision.
For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2009		2010
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets
Cash and cash equivalents
U.S. Dollars	182.79	1,866,256	145.77	1,322,381
Euro	42.20	608,933	29.99	332,453
Singapore Dollars	—	—	0.34	2,197
Japanese Yen	0.21	22	0.03	96
Malaysian Ringgit	0.03	100	—	—
Temporary investments
U.S. Dollars	7.96	81,185	8.65	78,331
Trade receivables
Related parties
U.S. Dollars	2.58	26,336	2.40	21,716
Euro	—	—	0.08	844
Third parties
U.S. Dollars	59.63	608,568	87.45	792,725
Singapore Dollars	0.00	4	—	—
Other receivables
U.S. Dollars	0.02	184	0.65	5,876
Euro	0.02	272	0.01	77
Great Britain Pound sterling	0.01	209	—	—
Singapore Dollars	0.00	5	—	—
Other current assets
U.S. Dollars	0.62	6,329	0.88	7,938
Advances and other non-current assets
U.S. Dollars	2.59	26,495	2.53	23,021
Escrow accounts
U.S. Dollars	4.63	47,194	4.61	41,743

Total assets		3,272,092		2,629,398

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2009		2010
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	5.84	59,756	10.82	98,257
Singapore Dollars	0.00	3	—	—
Third parties
U.S. Dollars	433.59	4,432,255	390.11	3,541.976
Euro	33.56	484,307	11.44	126,875
Singapore Dollars	5.15	36,358	1.24	8,065
Malaysian Ringgit	—	—	0.55	1,551
Japanese Yen	0.51	55	6.10	626
Great Britain Pound sterling	—	—	0.02	293
Danish Krone	—	—	0.12	174
Swiss Franc	0.00	15	0.00	13
Other payables
U.S. Dollars	0.15	1,500	0.05	485
Accrued expenses
U.S. Dollars	9.54	97,401	8.02	72,716
Japanese Yen	42.46	4,544	39.72	4,063
Singapore Dollars	3.06	21,572	0.01	45
Short-term bank loans
U.S. Dollars	1.65	16,839	0.19	1,696
Advances from customers and suppliers
U.S. Dollars	1.27	12,953	0.89	8,117
Euro	—	—	0.08	922
Current maturities of long-term liabilities
U.S. Dollars	124.84	1,275,348	91.63	831,134
Japanese Yen	767.90	82,188	767.90	78,548
Notes
U.S. Dollars	—	—	10.74	97,372
Long-term liabilities
U.S. Dollars	202.55	2,069,076	124.53	1,129,648
Japanese Yen	11,134.52	1,191,727	10,366.62	1,060,402

Total liabilities		9,785,897		7,062,978

Net liabilities		(6,513,805)		(4,433,580)

As of June 30, 2009, the net monetary (liabilities) assets position denominated in foreign currencies of the Company and its subsidiaries is (US$518.61) million and Euro8.66 million. As of June 30, 2010, the net monetary liabilities assets position denominated in foreign currencies of the Company and its subsidiaries is (US$384.04) million and Euro18.56 million.

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)
The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

If the Company and its subsidiaries reports monetary assets and liabilities in foreign currencies as of June 30, 2010 using the rates on July 29, 2010 the unrealized foreign exchange gain will increase by the amount of Rp.27,470 million.

52.	SUBSEQUENT EVENTS
a.	On July 5, 2010, Metra received funds through equity call from the Company amounting Rp.51,000 million for the establishment of a joint venture with SK Telecom called PT Melon Indonesia, with 51% ownership (Note 1d.b).

b.	On July 5, 2010, Telkomsel entered into a medium-term loan agreement with Bank Mandiri and BCA for loan facilities of Rp.3,000 million and Rp.2,000 million, respectively.

c.	On July 7, 2010, the Company listed a “Telkom’s Bond II Year 2010” with a principal amounting Rp.3,000,000 million (three trillion Rupiah) to Indonesian Stock Exchange (“IDX”) in accordance with the Preliminary Listing Agreement No. SP-012BEI.PPS/04-2010 dated April 27, 2010 made between the Company and IDX, with effective date on June 25, 2010. The bonds offered are Series A bond mature in 5 years and Series B bond mature 10 years. The bonds have obtained ratings idAAA (Stable Outlook) from PT Pemeringkat Efek Indonesia (Pefindo).

d.	On July 7, 2010, Telkomsel paid the cash dividend amounting to Rp.5,066,686 million.

e.	On July 9, 2010, the Company has accepted refund from claim of SKPLB corporate income tax fiscal year 2008 amounted to Rp.226,539 million (Note 39f).

f.	On July 23, 2010, the Company entered into a 8th order letter of procurement and installation agreement for MSAN ALU and Secondary Access batch 2 with ZTE Consortium amounted to Rp.4.39 million and Rp.25,177 million.

g.	On July 23 and 26, 2010, the Company paid the cash dividend amounting to Rp2,443,956 million and Rp2,697,925 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA
The recent accounting pronouncements in Indonesia that are relevant to the Company and its subsidiaries are as follow:
(i)	PSAK 1 (Revised 2009), “Presentation of Financial Statements”

In December 2009, the DSAK issued PSAK 1 (Revised 2009), “Presentation of Financial Statements” which amends PSAK 1 (1998), “Presentation of Financial Statements”. PSAK 1 (Revised 2009) prescribes the basis for presentation of general purpose financial statements, to ensure comparability both with the financial statements of previous periods and with the financial statements of other entities. PSAK 1 (Revised 2009) sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content and requires the Company and its subsidiaries to issue a complete set of financial statements which comprises of a statement of financial position, a statement of comprehensive income, a statement of changes in equity, a statement of cash flows, notes comprising a summary of significant accounting policies and other explanatory information and a statement of financial position as at the beginning of the earliest comparative period when the Company and its subsidiaries apply an accounting policy retrospectively or make a retrospective restatement of items in their financial statements, or when they reclassify items in their financial statements. PSAK 1 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. PSAK 1 (Revised 2009), “Presentation of Financial Statements” is expected to have significant impact on presentation in the consolidated financial statements and its related disclosure.

(ii)	PSAK 5 (Revised 2009), “Operating Segments”

In December 2009, the DSAK issued PSAK 5 (Revised 2009), “Operating Segments” which amends PSAK 5 (Revised 2000), “Segment Reporting”. PSAK 5 (Revised 2009) requires the Company and its subsidiaries to disclose information that enables users of the consolidated financial statements to evaluate the nature and financial effects of the business activities. PSAK 5 (Revised 2009) enhances the definition of operating segment and the procedures used to identify and report operating segment. PSAK 5 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 5 (Revised 2009), “Operating Segments” on the consolidated financial statements.

(iii)	PSAK 48 (Revised 2009), “Impairment of Assets”

In December 2009, the DSAK issued PSAK 48 (Revised 2009), “Impairment of Assets” which amends PSAK 48, “Impairment of Assets”. PSAK 48 (Revised 2009) provides guidance on how to identify cash generating unit and measure impairment of assets. An impairment loss shall be recorded for a cash-generating unit when the recoverable amount of the unit is less than its carrying amount. The impairment loss shall be allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. PSAK 48 (Revised 2009) requires the Company and its subsidiaries to assess at the end of each reporting period whether there is any indication that an asset may be impaired and impairment loss recognized in prior periods for assets other than goodwill may no longer exist. PSAK 48 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011 and prospectively applied. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 48 (Revised 2009), “Impairment of Assets” on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)
(iv)	PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”

In December 2009, the DSAK issued PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations” which amends PSAK 58 (Revised 2003), “Discontinued Operations”. PSAK 58 (Revised 2009) enhances the guidance to classify and measure assets held for sale. Asset held for sale shall be classified as current assets separately from other accounts. PSAK 58 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011 and prospectively applied. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations” on the consolidated financial statements.

(v)	ISAK 10 (Revised 2009), “Customer Loyalty Programmes”

In December 2009, the DSAK issued ISAK 10 (Revised 2009), “Customer Loyalty Programmes”. ISAK 10 (Revised 2009) provides guidance on how to record and measure grants award credits to customers. ISAK 10 (Revised 2009) requires the award credits to be separately identified and measured by reference to their fair values. ISAK 10 (Revised 2009) shall be effective for reporting periods beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of ISAK 10 (Revised 2009), “Customer Loyalty Programmes” on the consolidated financial statements.

54.	ACCOUNTS RECLASSIFICATION
Certain accounts in the consolidated financial statement for the six months period ended June 30, 2009 has been reclassified to conform with the presentation of accounts of the consolidated financial statements for the six months period ended June 30, 2010, among others due to the implementation of PPSAK 1 (Note 2q.viii), with details of significant accounts reclassification are as follows:

	Before		After
	reclassification	Reclassification	reclassification
Consolidated balance sheet June 30, 2009:
NON-CURRENT ASSETS
Deferred tax assets — net	—	87,780	87,780
CURRENT LIABILITIES
Trade payables
Related parties	(2,051,102)	4,671	(2,046,431)
Third parties	(7,914,503)	37,607	(7,876,896)
Current maturities of long-term liabilities	(6,701,604)	(123,711)	(6,825,315)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	ACCOUNTS RECLASSIFICATION (continued)

	Before		After
	reclassification	Reclassification	reclassification
Consolidated balance sheet June 30, 2009: (continued)
NON-CURRENT LIABILITIES
Deferred tax liabilities — net	(3,393,450)	(87,780)	(3,481,230)
Unearned income on Revenue-Sharing Arrangements	(228,431)	228,431	—
Obligations under finance leases	(251,170)	(146,998)	(398,168)
Consolidated income statement for the six months ended June 30, 2009:
OPERATING REVENUES
Telephone
Fixed lines	4,264,651	3,179,905	7,444,556
Cellular	13,525,630	434,586	13,960,216
Interconnection revenues	5,321,975	(3,884,786)	1,437,189
Data, internet and information technology services	7,930,988	733,169	8,664,157
Network	529,716	60,334	590,050
Revenue-Sharing Arrangements	82,611	(82,611)	—
Other telecommunications services	486,054	29,754	515,808
OPERATING EXPENSES
Depreciation and amortisation	(6,049,027)	(636,448)	(6,685,475)
Personnel	(3,770,724)	90,805	(3,679,919)
Operations, maintenance and telecommunication services	(6,449,659)	(565,881)	(7,015,540)
General and administrative	(1,874,319)	636,448	(1,237,871)
Interconnection	(1,468,893)	4,725	(1,464,168)